Exhibit 99.2

Financial Report for the Three and Nine Months Ended September 30, 2019

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following is a discussion of our financial condition and results of operations for the three- and nine-month periods ended September 30, 2019 and September 30, 2018. References to “GasLog Partners”, “we”, “our”, “us” and “the Partnership” or similar terms refer to GasLog Partners LP and its subsidiaries. You should read this section in conjunction with our unaudited condensed consolidated financial statements and related notes included elsewhere in this report. For additional information relating to our management’s discussion and analysis of financial condition and results of operations, please see our Annual Report on Form 20-F filed with the United States Securities Exchange Commission (the “SEC”) on February 26, 2019. This discussion includes forward-looking statements which, although based on assumptions that we consider reasonable, are subject to risks and uncertainties which could cause actual events or conditions to differ materially from those currently anticipated and expressed or implied by such forward-looking statements. See also the discussion in the section entitled “Forward-Looking Statements” below.

Forward-Looking Statements

All statements in this report that are not statements of historical fact are “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements that address activities, events or developments that the Partnership expects, projects, believes or anticipates will or may occur in the future, particularly in relation to our operations, cash flows, financial position, liquidity and cash available for dividends or distributions, plans, strategies, business prospects and changes and trends in our business and the markets in which we operate. We caution that these forward-looking statements represent our estimates and assumptions only as of the date of this report, about factors that are beyond our ability to control or predict, and are not intended to give any assurance as to future results. Any of these factors or a combination of these factors could materially affect future results of operations and the ultimate accuracy of the forward-looking statements. Accordingly, you should not unduly rely on any forward-looking statements.

Factors that might cause future results and outcomes to differ include, but are not limited to, the following:

•                  general liquefied natural gas (“LNG”) shipping market conditions and trends, including spot and multi-year charter rates, ship values, factors affecting supply and demand of LNG and LNG shipping, technological advancements and opportunities for the profitable operations of LNG carriers;

•                  fluctuations in charter hire rates and vessel values;

•                  our ability to secure new multi-year charters at economically attractive rates;

•                  our ability to maximize the use of our vessels, including the re-deployment or disposition of vessels which are not under multi-year charters, including the risk that certain of our vessels may no longer have the latest technology at such time which may impact the rate at which we can charter such vessels;

•                  changes in our operating expenses, including crew wages, maintenance, dry-docking and insurance costs and bunker prices;

•                  number of off-hire days and dry-docking requirements including our ability to complete scheduled dry-dockings on time and within budget;

•                  planned capital expenditures and availability of capital resources to fund capital expenditures;

•                  fluctuations in prices for crude oil, petroleum products and natural gas;

•                  fluctuations in exchange rates, especially the U.S. dollar and Euro;

•                  our ability to expand our portfolio by acquiring vessels through our drop-down pipeline with GasLog Ltd. (“GasLog”) or by acquiring other assets from third parties;

•                  our ability to leverage GasLog’s relationships and reputation in the shipping industry;

•                  the ability of GasLog to maintain long-term relationships with major energy companies and major LNG producers, marketers and consumers;

•                  GasLog’s relationships with its employees and ship crews, its ability to retain key employees and provide services to us, and the availability of skilled labor, ship crews and management;

•                  changes in the ownership of our charterers;

•                  our customers’ performance of their obligations under our time charters and other contracts;

•                  our future operating performance, financial condition, liquidity and cash available for distributions;

•                  our ability to obtain financing to fund capital expenditures, acquisitions and other corporate activities, funding by banks of their financial commitments, funding by GasLog of the revolving credit facility and our ability to meet our restrictive covenants and other obligations under our credit facilities;

•                  future, pending or recent acquisitions of ships or other assets, business strategy, areas of possible expansion and expected capital spending;

•                  risks inherent in ship operation, including the discharge of pollutants;

•                  any malfunction or disruption of information technology systems and networks that our operations rely on or any impact of a possible cybersecurity event;

•                  the expected cost of and our ability to comply with environmental and regulatory conditions, including changes in laws and regulations or actions taken by regulatory authorities, governmental organizations, classification societies and standards imposed by our charterers applicable to our business;

•                  potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists;

•                  potential liability from future litigation; and

•                  other risks and uncertainties described in the Partnership’s Annual Report on Form 20-F filed with the SEC on February 26, 2019, available at http://www.sec.gov.

We undertake no obligation to update or revise any forward-looking statements contained in this report, whether as a result of new information, future events, a change in our views or expectations or otherwise, except as required by applicable law. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

The declaration and payment of distributions are at all times subject to the discretion of our board of directors and will depend on, amongst other things, the risks and uncertainties described above, restrictions in our credit facilities, the provisions of Marshall Islands law and such other factors as our board of directors may deem relevant.

Cash Distribution

On October 29, 2019, the board of directors of GasLog Partners approved and declared a quarterly cash distribution of $0.55 per common unit for the quarter ended September 30, 2019. The cash distribution is payable on November 13, 2019 to all unitholders of record as of November 8, 2019. The aggregate amount of the declared distribution will be $26.4 million based on the number of units issued and outstanding on September 30, 2019.

Recent Developments

On January 29, 2019, the board of directors of GasLog Partners authorized a unit repurchase programme of up to $25.0 million covering the period from January 31, 2019 to December 31, 2021. Under the terms of the repurchase programme, GasLog Partners may repurchase common units from time to time, at its discretion, on the open market or in privately negotiated transactions. During the three months ended September 30, 2019, GasLog Partners repurchased and cancelled 508,908 of the Partnership’s common units at a weighted average price of $19.84 per common unit for a total amount of $10.1 million, including commissions. Since the authorization of the unit repurchase programme and through October 30, 2019, GasLog Partners has repurchased and cancelled a total of 985,259 units at a weighted average price of $20.31 per common unit for a total amount of $20.0 million, including commissions. As of October 30, 2019, the unutilized portion of the unit repurchase programme was $5.0 million.

As of September 30, 2019, GasLog held a 35.4% ownership interest in the Partnership (including 2.0% through general partner units) and a 32.0% voting and economic interest in the Partnership. As a result of its 100% ownership of the general partner, and the fact that the general partner elects the majority of the Partnership’s directors in accordance with the Partnership Agreement, GasLog has the ability to control the Partnership’s affairs and policies.

Overview

We are a growth-oriented limited partnership focused on owning, operating and acquiring LNG carriers engaged in LNG transportation.

As of September 30, 2019, our fleet consisted of 15 LNG carriers, including 10 vessels with tri-fuel diesel electric (“TFDE”) propulsion and five modern steam turbine propulsion (“Steam”) vessels. We also have options and other rights under which we may acquire additional LNG carriers from GasLog, as described below. We believe that such options and rights provide us with significant built-in growth opportunities. We may also acquire vessels or other LNG infrastructure assets from shipyards or other owners.

We operate our vessels mainly under multi-year charters with fixed-fee contracts that generate predictable cash flows during the life of these charters. One of our vessels currently operates under a three-and-a-half-year time charter with a market-linked daily hire rate determined on a per voyage basis. We intend to grow our portfolio through further acquisitions of LNG carriers or other LNG infrastructure assets from GasLog and third parties. However, we cannot assure you that we will make any particular acquisition or that we will be successful in rechartering our ships when their current charters expire or that, as a consequence, we will successfully grow our distributions per common unit. Among other things, our ability to acquire additional LNG carriers or other LNG infrastructure assets will be dependent upon our ability to raise additional equity and debt financing.

Our Fleet

Owned Fleet

Our fleet currently consists of the following vessels:

LNG Carrier		Year Built	Cargo Capacity (cbm)	Charterer	Propulsion	Charter Expiration	Optional Period
1	Methane Alison Victoria	2007	145,000	Shell	Steam	December 2019	—
2	Methane Rita Andrea	2006	145,000	Shell	Steam	April 2020	—
3	Methane Shirley Elisabeth	2007	145,000	Shell	Steam	June 2020	—
4	GasLog Sydney	2013	155,000	Cheniere Energy Inc. (“Cheniere”)	TFDE	June 2020	2020-2021 (1)
5	Methane Jane Elizabeth	2006	145,000	Trafigura (2)	Steam	November 2020 (2)	2021–2024 (3)
6	Methane Heather Sally	2007	145,000	Shell	Steam	December 2020	—
7	GasLog Seattle	2013	155,000	Shell	TFDE	June 2021	—
8	Solaris	2014	155,000	Shell	TFDE	June 2021	—
9	GasLog Santiago	2013	155,000	Trafigura	TFDE	December 2021	2022-2028 (4)
10	GasLog Shanghai	2013	155,000	Gunvor (5)	TFDE	November 2022	—
11	GasLog Geneva	2016	174,000	Shell	TFDE	September 2023	2028–2031 (6)
12	GasLog Gibraltar	2016	174,000	Shell	TFDE	October 2023	2028–2031 (6)
13	Methane Becki Anne	2010	170,000	Shell	TFDE	March 2024	2027-2029 (7)
14	GasLog Greece	2016	174,000	Shell	TFDE	March 2026	2031 (8)
15	GasLog Glasgow	2016	174,000	Shell	TFDE	June 2026	2031 (8)

(1)                Charterer may extend the term of this time charter for a period ranging from six to twelve months, provided that the charterer gives us advance notice of declaration. The period shown reflects the expiration of the minimum optional period and the maximum optional period.

(2)                In March 2018, GasLog Partners secured a one-year charter with Trafigura Maritime Logistics PTE Ltd. (“Trafigura”) for the Methane Jane Elizabeth (as nominated by the Partnership), which is expected to commence in November 2019. The hire rate for this charter will be lower than the hire rate under the vessel’s multi-year charter with Shell, which expired in October 2019.

(3)                Charterer may extend the term of this time charter for a period ranging from one to four years, provided that the charterer gives us advance notice of declaration. The period shown reflects the expiration of the minimum optional period and the maximum optional period.

(4)                Charterer may extend the term of this time charter for a period ranging from one to seven years, provided that the charterer gives us advance notice of declaration. The period shown reflects the expiration of the minimum optional period and the maximum optional period.

(5)                The vessel is chartered to Clearlake Shipping Pte. Ltd., a subsidiary of Gunvor Group Ltd. (“Gunvor”).

(6)                Charterer may extend the term of the time charters by two additional periods of five and three years, respectively, provided that the charterer gives us advance notice of declaration. The period shown reflects the expiration of the minimum optional period and the maximum optional period.

(7)                Charterer may extend the term of the related charter for one extension period of three or five years, provided that the charterer gives us advance notice of its exercise of any extension option. The period shown reflects the expiration of the minimum optional period and the maximum optional period.

(8)                Charterer may extend the term of these time charters for a period of five years, provided that the charterer gives us advance notice of declaration.

Charter Expirations

The Methane Alison Victoria, the Methane Rita Andrea, the Methane Shirley Elisabeth, the GasLog Sydney, the Methane Jane Elizabeth and the Methane Heather Sally are due to come off charter in December 2019, April 2020, June 2020, June 2020, November 2020 and December 2020, respectively, each plus or minus 30 days. GasLog Partners continues to pursue opportunities for new multi-year charters with third parties and, on an interim basis, may consider trading the vessels in the spot market, pursuing the most advantageous redeployment depending on evolving market conditions.

Additional Vessels

Five-Year Vessel Business Opportunities

GasLog has agreed, and has caused its controlled affiliates (other than us, our general partner and our subsidiaries) to agree, not to acquire, own, operate or charter any LNG carrier with a cargo capacity greater than 75,000 cbm engaged in oceangoing LNG transportation under a charter for five full years or more without, within 30 calendar days after the consummation of the acquisition or the commencement of the operations or charter of such a vessel, notifying us and offering us the opportunity to purchase such vessel at fair market value. We refer to these vessels, together with any related charters as “Five-Year Vessels”. The seven newbuildings and two on-the-water vessels listed below will each qualify as a Five-Year Vessel upon commencement of their respective charters and GasLog will be required to offer to us an opportunity to purchase each vessel at fair market value within 30 days of the commencement of its charter. Generally, we must exercise this right of first offer within 30 days following the notice from GasLog that the vessel has been acquired or has become a Five-Year Vessel.

LNG Carrier		Year Built	Cargo Capacity (cbm)	Charterer	Propulsion	Estimated Charter Expiration
1	GasLog Singapore	2010	155,000	Sinolam LNG (1)	TFDE	2030
2	GasLog Warsaw	2019	180,000	Endesa (2)	X-DF (3)	2029
3	Hull No. 2213	Q2 2020 (4)	180,000	Centrica (5)	X-DF (3)	2027 (6)
4	Hull No. 2274	Q2 2020 (4)	180,000	JERA (7)	X-DF (3)	2032 (6)
5	Hull No. 2262	Q3 2020 (4)	180,000	Centrica (5)	X-DF (3)	2027 (6)
6	Hull No. 2300	Q4 2020 (4)	174,000	Cheniere	X-DF (3)	2027 (6)
7	Hull No. 2301	Q4 2020 (4)	174,000	Cheniere	X-DF (3)	2027 (6)
8	Hull No. 2311	Q2 2021 (4)	180,000	Cheniere	X-DF (3)	2028 (6)
9	Hull No. 2312	Q3 2021 (4)	180,000	Cheniere	X-DF (3)	2028 (6)

(1)          The vessel is currently trading in the spot market and has been chartered to Sinolam LNG Terminal, S.A. (“Sinolam LNG”) for the provision of an LNG floating storage unit (“FSU”). The charter is expected to commence in November 2020, after the dry-docking and conversion of the vessel to an FSU.

(2)          The vessel is chartered to a wholly owned subsidiary of Endesa, S.A. (“Endesa”). The charter is expected to commence in May 2021.

(3)          Reference to “X-DF” refers to low pressure dual-fuel two-stroke engine propulsion manufactured by Winterthur Gas & Diesel.

(4)          Expected delivery quarters are presented.

(5)          The vessel is chartered to Pioneer Shipping Limited, a wholly owned subsidiary of Centrica plc (“Centrica”).

(6)          Charter expiration to be determined based upon actual date of delivery.

(7)          The vessel is chartered to LNG Marine Transport Limited, the principal LNG shipping entity of Japan’s JERA Co., Inc (“JERA”).

Results of Operations

Our results set forth below are derived from the unaudited condensed consolidated financial statements of the Partnership. The transfers of the GasLog Gibraltar, the Methane Becki Anne and the GasLog Glasgow from GasLog to the Partnership on April 26, 2018, November 14, 2018 and

April 1, 2019, respectively, were accounted for as reorganizations of entities under common control under the International Financial Reporting Standards (“IFRS”). The unaudited condensed consolidated financial statements include the accounts of the Partnership and its subsidiaries assuming that they are consolidated from the dates of their incorporation by GasLog as they were under the common control of GasLog.

The Partnership’s historical results were retroactively restated to reflect the historical results of these acquired entities during the periods they were owned by GasLog.

Three-month period ended September 30, 2018 compared to the three-month period ended September 30, 2019

(in thousands of U.S. dollars)	IFRS Reported Common Control Results
	September 30, 2018	September 30, 2019	Change
Revenues	97,205	96,485	(720)
Net pool allocation	780	—	(780)
Voyage expenses and commissions	(3,550)	(1,673)	1,877
Vessel operating costs	(18,597)	(18,116)	481
Depreciation	(22,133)	(22,819)	(686)
General and administrative expenses	(4,882)	(4,917)	(35)
Profit from operations	48,823	48,960	137
Financial costs	(18,470)	(17,534)	936
Financial income	593	393	(200)
Gain/(loss) on derivatives	2,082	(2,385)	(4,467)
Profit for the period	33,028	29,434	(3,594)
Profit attributable to Partnership’s operations	27,270	29,434	2,164

For the three-month period ended September 30, 2018, we had an average of 15.0 vessels operating in our owned fleet having 1,335 revenue operating days, while during the three-month period ended September 30, 2019, we had an average of 15.0 vessels operating in our owned fleet having 1,365 revenue operating days.

Revenues: Revenues decreased by $0.7 million, or 0.7%, from $97.2 million for the three-month period ended September 30, 2018, to $96.5 million for the same period in 2019. The decrease in revenues is mainly attributable to the expirations of the initial time charters of the GasLog Shanghai, the GasLog Santiago and the GasLog Sydney in May, June and September 2018, respectively. Following the expirations of their initial charters, the GasLog Shanghai traded in the spot market through The Cool Pool (the “Cool Pool”) until June 2019 and was subsequently rechartered to Gunvor, the GasLog Santiago began a new, multi-year charter with Trafigura in August 2018 and the GasLog Sydney began a new, 18-month charter with Cheniere in December 2018. As a result, the average daily hire rate decreased from $72,813 for the three-month period ended September 30, 2018 to $70,684 for the three-month period ended September 30, 2019.

Net Pool Allocation:  Net pool allocation was $0.8 million in the three months ended September 30, 2018 and $0.0 million in the three months ended September 30, 2019, following the removal of the GasLog Shanghai from the Cool Pool on June 23, 2019. The $0.8 million of net pool allocation in the three months ended September 30, 2018 represented the adjustment of the net results generated by the GasLog Shanghai in accordance with the pool distribution formula before exiting the Cool Pool. In the three months ended September 30, 2019, GasLog Partners recognized gross revenues and gross voyage expenses and commissions of $0.0 million and $0.0 million, respectively, from the operation of the GasLog Shanghai, which entered the Cool Pool in May 2018 (September 30, 2018: $4.1 million and $0.2 million, respectively). GasLog Partners’ total net pool performance is presented below:

(in thousands of U.S. dollars)	For the three months ended
	September 30, 2018	September 30, 2019
Pool gross revenues (included in Revenues)	4,110	—
Pool gross voyage expenses and commissions (included in Voyage expenses and commissions)	(210)	—
GasLog Partners’ adjustment for net pool allocation (Net pool allocation)	780	—
GasLog Partners’ total net pool performance	4,680	—

Voyage Expenses and Commissions:  Voyage expenses and commissions decreased by $1.9 million, or 52.8%, from $3.6 million in the three months ended September 30, 2018 to $1.7 million in the three months ended September 30, 2019. The decrease in voyage expenses and commissions is mainly attributable to decreased bunker consumption costs following the rechartering under multi-year contracts of the GasLog Shanghai, the GasLog Santiago and the GasLog Sydney, which had been operating in the spot market since the expirations of their initial time charters in 2018.

Vessel Operating Costs: Vessel operating costs decreased by $0.5 million, or 2.7%, from $18.6 million for the three-month period ended September 30, 2018 to $18.1 million for the same period in 2019. The decrease is mainly attributable to a decrease of $0.8 million in crew wages, mainly due to the favorable movement of the EUR/USD exchange rate, which decreased by an average of 5.0% in the three months ended September 30, 2019 as compared to the same period in 2018. Daily operating costs per vessel also decreased from $14,438 per day for the three-month period ended September 30, 2018 to $14,065 per day for the three-month period ended September 30, 2019.

General and Administrative Expenses: General and administrative expenses were $4.9 million for both the three-month periods ended September 30, 2018 and September 30, 2019. This is mainly attributable to the fact that a decrease of $0.4 million in the administrative services fees payable to GasLog in 2019 was entirely offset by an increase in other expenses of $0.4 million.

Financial Costs: Financial costs decreased by $1.0 million, or 5.4%, from $18.5 million for the three-month period ended September 30, 2018 to $17.5 million for the same period in 2019. The decrease in financial costs is mainly attributable to a decrease of $0.8 million in interest expense on loans, primarily due to the lower London Interbank Offered Rate (“LIBOR”) rates in the third quarter of 2019 as compared to the same period in 2018. During the three-month period ended September 30, 2018, we had an average of $1,423.5 million of outstanding indebtedness with a weighted average interest rate of 4.6%, compared to an average of $1,402.9 million of outstanding indebtedness with a weighted average interest rate of 4.4% during the three-month period ended September 30, 2019.

Gain/(loss) on Derivatives: Gain on derivatives decreased by $4.5 million, from a gain of $2.1 million for the three-month period ended September 30, 2018 to a loss of $2.4 million for the same period in 2019. The decrease is attributable to a $4.1 million decrease in unrealized gain from the mark-to-market valuation of the derivatives which were carried at fair value through profit or loss, which reflected a gain of $1.7 million in the three months ended September 30, 2018 as compared to a loss of $2.4 million in the three months ended September 30, 2019, and a decrease of $0.4 million in realized gain on derivatives held for trading.

Profit for the Period: Profit for the period decreased by $3.6 million, or 10.9%, from $33.0 million for the three-month period ended September 30, 2018 to $29.4 million for the same period in 2019, as a result of the aforementioned factors.

Profit Attributable to the Partnership: Profit attributable to the Partnership increased by $2.1 million, or 7.7%, from $27.3 million for the three-month period ended September 30, 2018 to $29.4 million for the three-month period ended September 30, 2019. The increase was mainly driven by the profits of the Methane Becki Anne and the GasLog Glasgow, acquired by the Partnership on November 14, 2018 and April 1, 2019, respectively, partially offset by a $4.5 million decrease in gain on derivatives attributable to the Partnership.

Specifically, the profit attributable to the Partnership was mainly affected by (a) an increase in revenues of $15.3 million contributed by the Methane Becki Anne and the GasLog Glasgow after their drop-downs to the Partnership, partially offset by (b) an increase in operating expenses attributable to the Partnership of $2.4 million, mainly attributable to the operating expenses of the acquired vessels, and (c) an increase in depreciation expense attributable to the Partnership of $4.1 million, resulting primarily from the acquisition of the aforementioned vessels.

In addition, the profit attributable to the Partnership was further affected by (a) an increase in financial costs attributable to the Partnership of $2.0 million, mainly due to increased interest expense with respect to the aggregate outstanding debt of the Methane Becki Anne and the GasLog Glasgow after their respective acquisitions by the Partnership, and (b) a decrease of $4.5 million in gain on derivatives.

The above discussion of revenues, operating expenses, depreciation expense, financial costs and unrealized gain on derivatives in relation to the Profit attributable to the Partnership for the three-month period ended September 30, 2018 are non-GAAP measures that exclude amounts related to vessels currently owned by the Partnership for the periods prior to their respective transfers to GasLog Partners from GasLog. For a reconciliation of the results attributable to the Partnership to the most directly comparable IFRS reported results, refer to Appendix A included elsewhere in this report.

Nine-month period ended September 30, 2018 compared to the nine-month period ended September 30, 2019

(in thousands of U.S. dollars)	IFRS Reported Common Control Results
	September 30, 2018	September 30, 2019	Change
Revenues	288,626	282,175	(6,451)
Net pool allocation	423	1,058	635
Voyage expenses and commissions	(6,609)	(5,547)	1,062
Vessel operating costs	(56,930)	(55,295)	1,635
Depreciation	(65,458)	(66,826)	(1,368)
General and administrative expenses	(14,668)	(14,352)	316
Profit from operations	145,384	141,213	(4,171)
Financial costs	(54,113)	(55,650)	(1,537)
Financial income	1,718	1,558	(160)
Gain/(loss) on derivatives	9,997	(15,528)	(25,525)
Profit for the period	102,986	71,593	(31,393)
Profit attributable to Partnership’s operations	82,173	68,943	(13,230)

For the nine-month period ended September 30, 2018, we had an average of 15.0 vessels operating in our owned fleet having 3,963 revenue operating days, while during the nine-month period ended September 30, 2019, we had an average of 15.0 vessels operating in our owned fleet having 4,049 revenue operating days.

Revenues: Revenues decreased by $6.4 million, or 2.2%, from $288.6 million for the nine-month period ended September 30, 2018 to $282.2 million for the same period in 2019. The decrease in revenues is mainly attributable to the expirations of the initial time charters of the GasLog Shanghai, the GasLog Santiago and the GasLog Sydney in May, June and September 2018, respectively. Following the expirations of their initial charters, the GasLog Shanghai traded in the spot market through the Cool Pool until June 2019 and was subsequently rechartered to Gunvor, the GasLog Santiago began a new, multi-year charter with Trafigura in August 2018 and the GasLog Sydney began a new, 18-month charter with Cheniere in December 2018. This decrease was partially offset by the decreased off-hire days due to scheduled dry-dockings. As a result, the average daily hire rate decreased from $72,830 for the nine-month period ended September 30, 2018 to $69,690 for the nine-month period ended September

30, 2019.

Net Pool Allocation:  Net pool allocation was $0.4 million in the nine months ended September 30, 2018 and $1.1 million in the nine months ended September 30, 2019. The $1.1 million of net pool allocation in the nine months ended September 30, 2019 represents the adjustment of the net results generated by the GasLog Shanghai in accordance with the pool distribution formula before exiting the Cool Pool on June 23, 2019. In the nine months ended September 30, 2019, GasLog Partners recognized gross revenues and gross voyage expenses and commissions of $5.0 million and $0.7 million, respectively, from the operation of the GasLog Shanghai, which entered the Cool Pool in May 2018 (September 30, 2018: $5.6 million and $0.3 million, respectively). GasLog Partners’ total net pool performance is presented below:

(in thousands of U.S. dollars)	For the nine months ended
	September 30, 2018	September 30, 2019
Pool gross revenues (included in Revenues)	5,626	4,994
Pool gross voyage expenses and commissions (included in Voyage expenses and commissions)	(288)	(672)
GasLog Partners’ adjustment for net pool allocation (Net pool allocation)	423	1,058
GasLog Partners’ total net pool performance	5,761	5,380

Voyage Expenses and Commissions:  Voyage expenses and commissions decreased by $1.1 million, or 16.7%, from $6.6 million in the nine months ended September 30, 2018 to $5.5 million in the nine months ended September 30, 2019. The decrease in voyage expenses and commissions is mainly attributable to decreased bunker consumption costs following the rechartering under multi-year contracts of the GasLog Shanghai, the GasLog Santiago and the GasLog Sydney, which had been operating in the spot market since the expirations of their initial time charters in 2018.

Vessel Operating Costs: Vessel operating costs decreased by $1.6 million, or 2.8%, from $56.9 million for the nine-month period ended September 30, 2018 to $55.3 million for the same period in 2019. The decrease in vessel operating costs is mainly attributable to a decrease of $2.0 million in crew wages, mainly due to the favorable movement of the EUR/USD exchange rate, which decreased by an average of 6.0% in the first nine months of 2019 as compared to the same period in 2018. As a result, daily operating costs per vessel decreased from $14,895 per day for the nine-month period ended September 30, 2018 to $14,468 per day for the nine-month period ended September 30, 2019.

General and Administrative Expenses: General and administrative expenses decreased by $0.3 million, or 2.0%, from $14.7 million for the nine-month period ended September 30, 2018 to $14.4 million for the same period in 2019. The decrease in general and administrative expenses is mainly attributable to a decrease of $1.0 million in the administrative services fees payable to GasLog in 2019, partially offset by an increase in other expenses of $0.7 million.

Financial Costs: Financial costs increased by $1.6 million, or 3.0%, from $54.1 million for the nine-month period ended September 30, 2018 to $55.7 million for the same period in 2019. The increase in financial costs is mainly attributable to an increase of $1.7 million in interest expense on loans, primarily due to the higher LIBOR rates in the first nine months of 2019 as compared to the same period in 2018. During the nine-month period ended September 30, 2018, we had an average of $1,464.2 million of outstanding indebtedness with a weighted average interest rate of 4.3%, compared to an average of $1,400.6 million of outstanding indebtedness with a weighted average interest rate of 4.6% during the nine-month period ended September 30, 2019.

Gain/(loss) on Derivatives: Gain on derivatives decreased by $25.5 million, from a gain of $10.0 million for the nine-month period ended September 30, 2018 to a loss of $15.5 million for the same period in 2019. The decrease is attributable to a $25.7 million decrease in unrealized gain from the mark-to-market valuation of the derivatives which were carried at fair value through profit or loss, which reflected a gain of $9.0 million in the nine months ended September 30, 2018 as compared to a loss of $16.7 million in the nine months ended September 30, 2019, partially offset by an increase of $0.2 million in realized gain on derivatives held for trading.

Profit for the Period: Profit for the period decreased by $31.4 million, or 30.5%, from $103.0 million for the nine-month period ended September 30, 2018 to $71.6 million for the same period in 2019, as a result of the aforementioned factors.

Profit Attributable to the Partnership: Profit attributable to the Partnership decreased by $13.3 million, or 16.2%, from $82.2 million for the nine-month period ended September 30, 2018 to $68.9 million for the nine-month period ended September 30, 2019. The decrease was mainly driven by a $25.5 million decrease in gain on derivatives attributable to the Partnership, partially offset by the profits of the GasLog Gibraltar, the Methane Becki Anne and the GasLog Glasgow, acquired by the Partnership on April 26, 2018, November 14, 2018 and April 1, 2019, respectively.

Specifically, the profit attributable to the Partnership was mainly affected by (a) an increase in revenues of $40.8 million ($39.6 million contributed by the GasLog Gibraltar, the Methane Becki Anne and the GasLog Glasgow after their drop-downs to the Partnership and $1.2 million by the remaining fleet), partially offset by (b) an increase in operating expenses attributable to the Partnership of $7.3 million, mainly attributable to the operating expenses of the acquired vessels, and (c) an increase in depreciation expense attributable to the Partnership of $11.9 million, resulting primarily from the acquisition of the aforementioned vessels.

In addition, the profit attributable to the Partnership was further affected by (a) an increase in financial costs attributable to the Partnership of $9.9 million, mainly due to increased interest expense with respect to the aggregate outstanding debt of the GasLog Gibraltar, the Methane Becki Anne and the GasLog Glasgow after their respective acquisitions by the Partnership, and (b) a decrease of $25.5 million in gain on derivatives.

The above discussion of revenues, operating expenses, depreciation expense, financial costs and unrealized gain on derivatives in relation to the Profit attributable to the Partnership for the nine-month period ended September 30, 2018 are non-GAAP measures that exclude amounts related to vessels currently owned by the Partnership for the periods prior to their respective transfers to GasLog Partners from GasLog. For a reconciliation of the results attributable to the Partnership to the most directly comparable IFRS reported results, refer to Appendix A included elsewhere in this report.

Liquidity and Capital Resources

We operate in a capital-intensive industry and we expect to finance the purchase of additional vessels and other capital expenditures through a combination of borrowings from commercial banks, cash generated from operations and debt and equity financings, if any. In addition to paying distributions and potentially repurchasing common units, our other liquidity requirements relate to paying our operating and general and administrative expenses, servicing our debt, funding investments, funding working capital and maintaining cash reserves against fluctuations in operating cash flows. Our funding and treasury activities are intended to maximize investment returns while maintaining appropriate liquidity and complying with our financial covenants under our debt facilities.

As of September 30, 2019, we had $65.8 million of cash and cash equivalents, of which $11.4 million was held in current accounts and $54.4 million was held in time deposits with an original duration of less than three months. An additional amount of $9.0 million of time deposits with an original duration greater than three months was classified as short-term investments.

In the three months ended September 30, 2019, GasLog Partners repurchased and cancelled 508,908 common units at a weighted average price of $19.84 under its unit repurchase programme authorized in January 2019, for a total amount of $10.1 million, including commissions. Since the authorization of the unit repurchase programme and through October 30, 2019, GasLog Partners has repurchased and cancelled a total of 985,259 units at a weighted average price of $20.31 per common unit for a total amount of $20.0 million, including commissions. As of October 30, 2019, the unutilized portion of the unit repurchase programme was $5.0 million.

As of September 30, 2019, we had an aggregate of $1,370.9 million of borrowings outstanding under our credit facilities, of which $110.3 million is repayable within one year. In addition, as of September 30, 2019, we had unused availability under our revolving credit facilities of $58.0 million.

The Partnership has entered into six interest rate swap agreements with GasLog at a notional value of $625.0 million in aggregate, maturing between 2020 and 2024. As a result of its hedging agreements, the Partnership has hedged 44.9% of its floating interest rate exposure on its outstanding debt as of September 30, 2019, at a weighted average interest rate of approximately 2.1% (excluding margin).

Furthermore, the Partnership has in place nine forward foreign exchange contracts with GasLog with a notional value of €13.5 million and staggered maturities until June 2020 to mitigate its foreign exchange transaction exposure in its operating expenses.

Working Capital Position

As of September 30, 2019, our current assets totaled $87.8 million and current liabilities totaled $148.4 million, resulting in a negative working capital position of $60.6 million.

Taking into account generally expected market conditions, we anticipate that cash flow generated from operations will be sufficient to fund our operations, including our working capital requirements, and to make the required principal and interest payments on our indebtedness during the next 12 months.

Cash Flows

Nine-month period ended September 30, 2018 compared to the nine-month period ended September 30, 2019

The following table summarizes our net cash flows from operating, investing and financing activities for the periods indicated:

(in thousands of U.S. dollars)	Nine months ended
	September 30, 2018	September 30, 2019	Change
Net cash provided by operating activities	142,108	148,888	6,780
Net cash (used in)/provided by investing activities	(26,207)	1,436	27,643
Net cash used in financing activities	(99,108)	(217,871)	(118,763)

Net Cash provided by Operating Activities:

Net cash provided by operating activities increased by $6.8 million, from $142.1 million in the nine-month period ended September 30, 2018 to $148.9 million in the nine-month period ended September 30, 2019. The increase of $6.8 million is mainly attributable to an increase of $14.1 million from working capital movements and a decrease of $3.6 million in vessel operating costs, voyage expenses and commissions and general and administrative expenses, partially offset by a decrease in revenues and net pool allocation of $5.8 million and an increase of $5.3 million in interest paid.

Net Cash (used in)/provided by Investing Activities:

Net cash used in investing activities decreased by $27.6 million, from net cash used in investing activities of $26.2 million in the nine-month period ended September 30, 2018 to net cash provided by investing activities of $1.4 million in the nine-month period ended September 30, 2019. The decrease of $27.6 million is attributable to a decrease of the net of payments for vessels’ additions and return of capital expenditures of $16.6 million and an increase in net cash from short-term investments of $11.0 million.

Net Cash used in Financing Activities:

Net cash used in financing activities increased by $118.8 million, from $99.1 million in the nine-month period ended September 30, 2018 to $217.9 million in the nine-month period ended September 30, 2019. The increase of $118.8 million is mainly attributable to an increase of $270.1 million in borrowings repayments, a decrease in proceeds from issuance of preference units (net of underwriting discounts and commissions) of $111.5 million, an increase of $74.6 million in cash distributions to GasLog in exchange for contribution of net assets, a decrease of $54.4 million in proceeds from public offerings and issuances of common units and general partner units (net of underwriting discounts and commissions), an increase of $20.0 million in cash used for repurchases of common units, an increase of $17.0 million in distributions paid and an increase of $5.1 million in payments of loan issuance costs, partially offset by an increase in borrowings drawdowns of $435.0 million.

Contracted Charter Revenues

The following table summarizes GasLog Partners’ contracted charter revenues and vessel utilization after September 30, 2019:

	After September 30,	For the years ending December 31,
	2019	2020	2021	2022	2023	2024-2026	Total
	(in millions of U.S. dollars, except days and percentages)
Contracted time charter revenues(1)(2)(3)(4)(5)	$90.2	$294.3	$197.3	$162.0	$139.6	$151.2	$1,034.6
Total contracted days(1)(2)	1,320	4,330	2,772	2,159	1,672	1,763	14,016
Total available days(6)	1,350	5,370	5,325	5,475	5,355	16,110	38,985
Total unfixed days(7)	30	1,040	2,553	3,316	3,683	14,347	24,969
Percentage of total contracted days/total available days	97.8%	80.6%	52.1%	39.4%	31.2%	10.9%	36.0%

(1)      Reflects time charter revenues and contracted days for the 15 LNG carriers in our fleet as of September 30, 2019.

(2)      Our ships are scheduled to undergo dry-docking once every five years. Revenue calculations assume 365 revenue days per ship per annum, with 30 off-hire days when each ship undergoes scheduled dry-docking.

(3)      For time charters that include a fixed operating cost component, subject to annual escalation, revenue calculations include that fixed annual escalation. Revenue calculations for such charters include an estimate of the amount of the operating cost component and the management fee component.

(4)      For time charters that include a variable rate of hire within an agreed range during the charter period, revenue calculations are based on the agreed minimum rate of hire for the respective period.

(5)      Revenue calculations assume no exercise of any option to extend the terms of the charters.

(6)      Available days represent total calendar days after deducting 30 off-hire days when the ship undergoes scheduled dry-docking.

(7)      Represents available days for the ships after the expiration of the existing charters (assuming charterers do not exercise any option to extend the terms of the charters).

The table above provides information about our contracted charter revenues and ship utilization based on contracts in effect for the 15 LNG carriers in our fleet as of September 30, 2019. The table reflects only our contracted charter revenues for the ships in our owned fleet for which we have secured time charters, and it does not reflect the costs or expenses we will incur in fulfilling our obligations under the charters. In particular, the table does not reflect any time charter revenues from any additional ships we may acquire in the future, nor does it reflect the options under our time charters that permit our charterers to extend the time charter terms for successive multi-year periods at comparable charter hire rates. If exercised, the options to extend the terms of our existing charters would result in an increase in the number of contracted days and the contracted revenue for our fleet in the future. Although the contracted charter revenues are based on contracted charter hire rate provisions, they reflect certain assumptions, including assumptions relating to future ship operating costs. We consider the assumptions to be reasonable as of the date of this report, but if these assumptions prove to be incorrect, our actual time charter revenues could differ from those reflected in the table. Furthermore, any contract is subject to various risks, including performance by the counterparties or an early termination of the contract pursuant to its terms. If the charterers are unable or unwilling to make charter payments to us, or if we agree to renegotiate charter terms at the request of a charterer or if contracts are prematurely terminated for any reason, we would be exposed to prevailing market conditions at the time and our results of operations and financial condition may be materially adversely affected. Please see the disclosure under the heading “Risk Factors” in our Annual Report on Form 20-F filed with the SEC on February 26, 2019. For these reasons, the contracted charter revenue information presented above is not fact and should not be relied upon as being necessarily indicative of future results and readers are cautioned not to place undue reliance on this information. Neither the Partnership’s independent auditors, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the information presented in the table, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the information in the table.

GASLOG PARTNERS LP

INDEX TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Page
Unaudited condensed consolidated statements of financial position as of December 31, 2018 and September 30, 2019	F-2
Unaudited condensed consolidated statements of profit or loss and total comprehensive income for the three and nine months ended September 30, 2018 and 2019	F-3
Unaudited condensed consolidated statements of changes in owners’/partners’ equity for the nine months ended September 30, 2018 and 2019	F-4
Unaudited condensed consolidated statements of cash flows for the nine months ended September 30, 2018 and 2019	F-5
Notes to the unaudited condensed consolidated financial statements	F-6

GasLog Partners LP

Unaudited condensed consolidated statements of financial position

As of December 31, 2018 and September 30, 2019

(All amounts expressed in thousands of U.S. Dollars, except unit data)

	Note	December 31, 2018	September 30, 2019
		(restated)(1)
Assets
Non-current assets
Other non-current assets		850	161
Derivative financial instruments	12	5,116	—
Vessels	4	2,509,283	2,440,314
Right-of-use assets	5	—	1,172
Total non-current assets		2,515,249	2,441,647
Current assets
Trade and other receivables		13,811	6,310
Inventories		3,379	3,145
Due from related parties	3	14,540	—
Prepayments and other current assets		1,245	2,858
Derivative financial instruments	12	4,615	696
Short-term investments		10,000	9,000
Cash and cash equivalents		133,370	65,823
Total current assets		180,960	87,832
Total assets		2,696,209	2,529,479
Partners’ equity and liabilities
Partners’ equity
Owners’ capital		73,134	—
Common unitholders (45,448,993 units issued and outstanding as of December 31, 2018 and 47,046,495 units issued and outstanding as of September 30, 2019)	6	812,863	746,823
General partner (927,532 units issued and outstanding as of December 31, 2018 and 1,021,336 units issued and outstanding as of September 30, 2019)	6	13,289	14,255
Incentive distribution rights (“IDR”)	6	5,176	—
Preference unitholders (5,750,000 Series A Preference Units, 4,600,000 Series B Preference Units and 4,000,000 Series C Preference Units issued and outstanding as of December 31, 2018 and September 30, 2019)	6	348,331	347,889
Total partners’ equity		1,252,793	1,108,967
Current liabilities
Trade accounts payable		7,626	12,281
Due to related parties	3	2,623	1,930
Derivative financial instruments	12	1,253	2,762
Other payables and accruals	8	60,671	20,705
Borrowings—current portion	7	440,389	110,250
Lease liabilities—current portion	5	—	471
Total current liabilities		512,562	148,399
Non-current liabilities
Derivative financial instruments	12	3,543	9,697
Borrowings—non-current portion	7	925,411	1,260,612
Lease liabilities—non-current portion	5	—	531
Other non-current liabilities		1,900	1,273
Total non-current liabilities		930,854	1,272,113
Total partners’ equity and liabilities		2,696,209	2,529,479

(1)                Restated so as to reflect the historical financial statements of GAS-twelve Ltd. acquired on April 1, 2019 from GasLog Ltd. (“GasLog”) (Note 1).

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

GasLog Partners LP

Unaudited condensed consolidated statements of profit or loss and total comprehensive income

For the three and nine months ended September 30, 2018 and 2019

(All amounts expressed in thousands of U.S. Dollars, except per unit data)

		For the three months ended		For the nine months ended
	Note	September 30, 2018	September 30, 2019	September 30, 2018	September 30, 2019
		(restated)(1)		(restated)(1)
Revenues	9	97,205	96,485	288,626	282,175
Net pool allocation		780	—	423	1,058
Voyage expenses and commissions		(3,550)	(1,673)	(6,609)	(5,547)
Vessel operating costs	11	(18,597)	(18,116)	(56,930)	(55,295)
Depreciation	4,5	(22,133)	(22,819)	(65,458)	(66,826)
General and administrative expenses	10	(4,882)	(4,917)	(14,668)	(14,352)
Profit from operations		48,823	48,960	145,384	141,213
Financial costs	13	(18,470)	(17,534)	(54,113)	(55,650)
Financial income		593	393	1,718	1,558
Gain/(loss) on derivatives	13	2,082	(2,385)	9,997	(15,528)
Total other expenses, net		(15,795)	(19,526)	(42,398)	(69,620)
Profit and total comprehensive income for the period		33,028	29,434	102,986	71,593

Earnings per unit attributable to the Partnership, basic and diluted:	16
Common unit, basic		0.49	0.45	1.48	0.98
Common unit, diluted		0.49	0.43	1.48	0.96
General partner unit		0.50	0.45	1.54	0.99

_____________

(1)                Restated so as to reflect the historical financial statements of GAS-twenty seven Ltd. and GAS-twelve Ltd. acquired on November 14, 2018 and April 1, 2019, respectively, from GasLog (Note 1).

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

GasLog Partners LP

Unaudited condensed consolidated statements of changes in owners’/partners’ equity

For the nine months ended September 30, 2018 and 2019

(All amounts expressed in thousands of U.S. Dollars, except unit data)

	General partner		Common unitholders		IDRs	Class B unitholders (Note 6)		Preference unitholders		Total Partners’ equity	Owners’ capital	Total
	Units		Units			Units		Units
Balance as of January 1, 2018 (as restated(1))	836,779	11,781	41,002,121	752,456	6,596	—	—	5,750,000	139,321	910,154	216,155	1,126,309
Profit and total comprehensive income attributable to GasLog’s operations (Note 16)	—	—	—	—	—	—	—	—	—	—	20,813	20,813
Net proceeds from public offerings and issuances of common units and general partner units	85,465	2,044	2,294,795	53,956	—	—	—	—	—	56,000	—	56,000
Settlement of awards vested during the period	—	—	33,998	—	—	—	—	—	—	—	—	—
Net proceeds from public offering and issuance of preference units	—	—	—	—	—	—	—	4,600,000	111,194	111,194	—	111,194
Issuance of common units to GasLog in exchange for net assets contribution to the Partnership	—	—	1,858,975	45,000	—	—	—	—	—	45,000	(45,000)	—
Cash distribution to GasLog in exchange for net assets contribution to the Partnership	—	—	—	—	—	—	—	—	—	—	(19,086)	(19,086)
Difference between net book values of acquired subsidiary and consideration paid	—	(486)	—	(6,573)	—	—	—	—	—	(7,059)	7,059	—
Distributions declared	—	(1,428)	—	(66,934)	(3,027)	—	—	—	(15,533)	(86,922)	—	(86,922)
Share-based compensation, net of accrued distribution	—	11	—	422	103	—	—	—	—	536	—	536
Partnership’s profit and total comprehensive income (Note 16)	—	1,324	—	62,279	2,618	—	—	—	15,952	82,173	—	82,173
Balance as of September 30, 2018 (as restated(1))	922,244	13,246	45,189,889	840,606	6,290	—	—	10,350,000	250,934	1,111,076	179,941	1,291,017

Balance as of December 31, 2018 (as restated(2))	927,532	13,289	45,448,993	812,863	5,176	—	—	14,350,000	348,331	1,179,659	73,134	1,252,793
IFRS 16 adjustment (as restated(3))	—	4	—	173	—	—	—	—	—	177	15	192
Balance at January 1, 2019 (as restated(2)(3))	927,532	13,293	45,448,993	813,036	5,176	—	—	14,350,000	348,331	1,179,836	73,149	1,252,985
Profit and total comprehensive income attributable to GasLog’s operations (Note 16)	—	—	—	—	—	—	—	—	—	—	2,650	2,650
Equity offering costs	—	—	—	(217)	—	—	—	—	266	49	—	49
Settlement of awards vested during the period (Note 6)	—	—	49,850	—	—	—	—	—	—	—	—	—
Repurchases of common units (Note 6)	—	—	(985,259)	(20,030)	—	—	—	—	—	(20,030)	—	(20,030)
Elimination of IDRs and issuance of common and Class B units (Note 6)	—	—	2,532,911	1,807	(2,391)	2,490,000	—	—	—	(584)	—	(584)
Issuance of general partner units (Note 6)	93,804	1,996	—	—	—	—	—	—	—	1,996	—	1,996
Cash distribution to GasLog in exchange for net assets contribution to the Partnership	—	—	—	—	—	—	—	—	—	—	(93,646)	(93,646)
Difference between net book values of acquired subsidiary and consideration paid	—	(357)	—	(17,490)	—	—	—	—	—	(17,847)	17,847	—
Distributions declared (Note 15)	—	(1,639)	—	(76,056)	(2,785)	—	—	—	(23,454)	(103,934)	—	(103,934)
Share-based compensation, net of accrued distribution	—	11	—	527	—	—	—	—	—	538	—	538
Partnership’s profit and total comprehensive income (Note 16)	—	951	—	45,246	—	—	—	—	22,746	68,943	—	68,943
Balance as of September 30, 2019	1,021,336	14,255	47,046,495	746,823	—	2,490,000	—	14,350,000	347,889	1,108,967	—	1,108,967

(1)                Restated so as to reflect the historical financial statements of GAS-fourteen Ltd., GAS-twenty seven Ltd. and GAS-twelve Ltd. acquired on April 26, 2018, November 14, 2018 and April 1, 2019, respectively, from GasLog (Note 1).

(2)                Restated so as to reflect the historical financial statements of GAS-twelve Ltd. acquired on April 1, 2019 from GasLog (Note 1).

(3)                Restated so as to reflect an adjustment introduced due to the adoption of International Financial Reporting Standard (“IFRS”) 16 Leases on January 1, 2019 (Note 2).

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

GasLog Partners LP

Unaudited condensed consolidated statements of cash flows

For the nine months ended September 30, 2018 and 2019

(All amounts expressed in thousands of U.S. Dollars)

		For the nine months ended
	Note	September 30, 2018	September 30, 2019
		(restated)(1)
Cash flows from operating activities:
Profit for the period		102,986	71,593
Adjustments for:
Depreciation		65,458	66,826
Financial costs	13	54,113	55,650
Financial income		(1,718)	(1,558)
Unrealized (gain)/loss on derivatives held for trading, net	13	(9,024)	16,698
Share-based compensation	10	766	759
Realized foreign exchange losses	4	—	542
		212,581	210,510

Movements in working capital		(21,564)	(7,425)
Cash provided by operations		191,017	203,085
Interest paid		(48,909)	(54,197)
Net cash provided by operating activities		142,108	148,888
Cash flows from investing activities:
Payments for vessels’ additions		(17,725)	(8,637)
Return of capital expenditures (Note 4)		—	7,465
Financial income received		1,518	1,608
Maturity of short-term investments		18,000	34,000
Purchase of short-term investments		(28,000)	(33,000)
Net cash (used in)/provided by investing activities		(26,207)	1,436
Cash flows from financing activities:
Borrowings drawdowns		—	435,000
Borrowings repayments		(160,017)	(430,085)
Payment of loan issuance costs		(79)	(5,185)
Proceeds from public offerings and issuances of common units and general partner units (net of underwriting discounts and commissions)		56,381	1,996
Proceeds from public offering of preference units (net of underwriting discounts and commissions)		111,544	—
Repurchases of common units		—	(20,030)
Payment of offering costs		(929)	(1,584)
Cash distribution to GasLog in exchange for contribution of net assets		(19,086)	(93,646)
Distributions paid		(86,922)	(103,934)
Payments for lease liabilities		—	(403)
Net cash used in financing activities		(99,108)	(217,871)
Increase/(decrease) in cash and cash equivalents		16,793	(67,547)
Cash and cash equivalents, beginning of the period		153,675	133,370
Cash and cash equivalents, end of the period		170,468	65,823

Non-Cash Investing and Financing Activities:	14
Capital expenditures included in liabilities at the end of the period		14,459	8,256
Financing costs included in liabilities at the end of the period		—	17
Offering costs included in liabilities at the end of the period		166	18
Issuance of common units to GasLog in exchange for contribution of net assets		45,000	—
Liabilities related to leases at the end of the period		—	33

(1) Restated so as to reflect the historical financial statements of GAS-twenty seven Ltd. and GAS-twelve Ltd. acquired on November 14, 2018 and April 1, 2019, respectively, from GasLog (Note 1).

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

GasLog Partners LP

Notes to the unaudited condensed consolidated financial statements

For the nine months ended September 30, 2018 and 2019

(All amounts expressed in thousands of U.S. Dollars, except unit data)

1. Organization and Operations

GasLog Partners LP (“GasLog Partners” or the “Partnership”) was formed as a limited partnership under the laws of the Marshall Islands on January 23, 2014, as a wholly owned subsidiary of GasLog for the purpose of initially acquiring the interests in three liquefied natural gas (“LNG”) carriers (or the “Initial Fleet”) that were contributed to the Partnership by GasLog in connection with the initial public offering of its common units (the “IPO”).

On April 26, 2018, GasLog Partners acquired 100% of the ownership interests in GAS-fourteen Ltd., the entity that owns a 174,000 cbm LNG carrier, the GasLog Gibraltar, for an aggregate purchase price of $207,000. On November 14, 2018, GasLog Partners acquired 100% of the ownership interests in GAS-twenty seven Ltd., the entity that owns a 170,000 cbm LNG carrier, the Methane Becki Anne, for an aggregate purchase price of $207,400. On April 1, 2019, GasLog Partners acquired 100% of the ownership interests in GAS-twelve Ltd., the entity that owns a 174,000 cbm LNG carrier, the GasLog Glasgow, for an aggregate purchase price of $214,000.

The above acquisitions were accounted for as reorganizations of companies under common control. The Partnership’s historical results and net assets were retroactively restated to reflect the historical results of the acquired entities from their respective dates of incorporation by GasLog. The carrying amounts of assets and liabilities included are based on the historical carrying amounts of such assets and liabilities recognized by the subsidiaries.

As of September 30, 2019, GasLog holds a 35.4% interest in the Partnership (including 2.0% through its general partner interest). As a result of its 100% ownership of the general partner, and the fact that the general partner elects the majority of the Partnership’s directors in accordance with the Partnership Agreement, GasLog has the ability to control the Partnership’s affairs and policies.

The Partnership’s principal business is the acquisition and operation of vessels in the LNG market, providing LNG transportation services on a worldwide basis primarily under multi-year charters. GasLog LNG Services Ltd. (“GasLog LNG Services” or the “Manager”), a related party and a wholly owned subsidiary of GasLog, incorporated under the laws of the Bermuda, provides technical services to the Partnership.

As of September 30, 2019, the companies listed below were 100% held by the Partnership:

	Place of	Date of			Cargo Capacity
Name	incorporation	incorporation	Principal activities	Vessel	(cbm)	Delivery Date
GAS-three Ltd.	Bermuda	April 2010	Vessel-owning company	GasLog Shanghai	155,000	January 2013
GAS-four Ltd.	Bermuda	April 2010	Vessel-owning company	GasLog Santiago	155,000	March 2013
GAS-five Ltd.	Bermuda	February 2011	Vessel-owning company	GasLog Sydney	155,000	May 2013
GAS-seven Ltd.	Bermuda	March 2011	Vessel-owning company	GasLog Seattle	155,000	December 2013
GAS-eight Ltd.	Bermuda	March 2011	Vessel-owning company	Solaris	155,000	June 2014
GAS-eleven Ltd.	Bermuda	December 2012	Vessel-owning company	GasLog Greece	174,000	March 2016
GAS-twelve Ltd.	Bermuda	December 2012	Vessel-owning company	GasLog Glasgow	174,000	June 2016
GAS-thirteen Ltd.	Bermuda	July 2013	Vessel-owning company	GasLog Geneva	174,000	September 2016
GAS-fourteen Ltd.	Bermuda	July 2013	Vessel-owning company	GasLog Gibraltar	174,000	October 2016
GAS-sixteen Ltd.	Bermuda	January 2014	Vessel-owning company	Methane Rita Andrea	145,000	April 2014
GAS-seventeen Ltd.	Bermuda	January 2014	Vessel-owning company	Methane Jane Elizabeth	145,000	April 2014
GAS-nineteen Ltd.	Bermuda	April 2014	Vessel-owning company	Methane Alison Victoria	145,000	June 2014
GAS-twenty Ltd.	Bermuda	April 2014	Vessel-owning company	Methane Shirley Elisabeth	145,000	June 2014
GAS-twenty one Ltd.	Bermuda	April 2014	Vessel-owning company	Methane Heather Sally	145,000	June 2014
GAS-twenty seven Ltd.	Bermuda	January 2015	Vessel-owning company	Methane Becki Anne	170,000	March 2015
GasLog Partners Holdings LLC	Marshall Islands	April 2014	Holding company	—	—	—

2. Basis of Presentation

These unaudited condensed consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”). Certain information and footnote disclosures required by IFRS for a complete set of annual financial statements have been omitted, and therefore, these unaudited condensed consolidated financial statements should be read in conjunction with the Partnership’s annual consolidated financial statements for the year ended December 31, 2018, filed on an Annual Report on Form 20-F with the Securities Exchange Commission on February 26, 2019.

The accompanying unaudited condensed consolidated financial statements include the accounts of the Partnership and its subsidiaries assuming that they are consolidated for all periods presented, as they were under the common control of GasLog.

The unaudited condensed consolidated financial statements have been prepared on the historical cost basis. The same accounting policies and methods of computation have been followed in these unaudited condensed consolidated financial statements as applied in the preparation of the Partnership’s consolidated financial statements for the year ended December 31, 2018, except for the changes resulting from the adoption of IFRS 16 Leases (as discussed below). On October 30, 2019, the Partnership’s board of directors authorized the unaudited condensed consolidated financial statements for issuance.

The critical accounting judgments and key sources of estimation uncertainty were disclosed in the Partnership’s annual consolidated financial statements for the year ended December 31, 2018 and remain unchanged.

The unaudited condensed consolidated financial statements are expressed in thousands of U.S. Dollars (“USD”), which is the functional currency of the Partnership and each of its subsidiaries because their vessels operate in international shipping markets, in which revenues and expenses are primarily settled in USD and the Partnership’s most significant assets and liabilities are paid for and settled in USD.

Management anticipates that the Partnership’s primary sources of funds will be available cash, cash from operations, borrowings under existing debt and future debt and equity financings, if any. Management believes that these sources of funds will be sufficient for the Partnership to meet its liquidity needs and comply with its banking covenants for at least twelve months from the end of the reporting period and therefore it is appropriate to prepare the financial statements on a going concern basis, although there can be no assurance that the Partnership will be able to obtain future debt and equity financing on acceptable terms.

Adoption of new and revised IFRS

(a) Standards and interpretations adopted in the current period

The following standards and amendments relevant to the Partnership were effective in the current period:

In January 2016, the IASB issued IFRS 16 Leases, which sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract, i.e. the customer (“lessee”) and the supplier (“lessor”). IFRS 16 eliminates the classification of leases by lessees as either operating leases or finance leases and, instead, introduces a single lessee accounting model. Applying that model, a lessee is required to recognize: (a) assets and liabilities for all leases with a term of more than 12 months, unless the underlying asset is of low value; and (b) depreciation of lease assets separately from interest on lease liabilities in the statement of profit or loss. Lessors continue to classify their leases as operating leases or finance leases, and to account for those two types of leases differently. IFRS 16 Leases supersedes the previous leases Standard, IAS 17 Leases, and related Interpretations. The standard is effective from January 1, 2019.

The Partnership leases various types of vessels’ equipment. Rental contracts are typically made for fixed periods but may have extension options. Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions. Following the implementation of IFRS 16, a lease is recognized as a right-of-use asset and a corresponding liability on the date when the leased asset is available for use by the Partnership. Each lease payment is allocated between the liability and finance cost. The finance cost is charged to profit or loss over the lease period to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The right-of-use asset is depreciated over the shorter of the asset’s useful life and the lease term on a straight-line basis.

Assets and liabilities arising from a lease are initially measured on a present value basis. Lease liabilities include the net present value of the following lease payments: (a) fixed payments (including in-substance fixed payments), less any lease incentives receivable, (b) variable lease payments that are based on an index or a rate (if any), (c) amounts expected to be payable by the lessee under residual value guarantees (if any), (d) the exercise price of a purchase option if the lessee is reasonably certain to exercise that option, and (e) payments of penalties for terminating the lease, if the lease term reflects the lessee exercising that option. The lease payments are discounted using the interest rate implicit in the lease, if that rate can be determined, or the Partnership’s incremental borrowing rate. Right-of-use assets are measured at cost comprising the following: (a) the amount of the initial measurement of lease liability, (b) any lease payments made at or before the commencement date less any lease incentives received, (c) any initial direct costs, and (d) any restoration costs. Payments associated with short-term leases and leases of low-value assets are recognized on a straight-line basis as an expense in profit or loss. Short-term leases are leases with a lease term of 12 months or less.

For leases where the Partnership is the lessee, the Partnership has elected to apply the simplified approach, by which comparative information is not restated and any adjustment is recognized at the date of initial application of IFRS 16 Leases. The adoption of the standard on January 1, 2019, resulted in an increase in total assets of $1,585, an increase in retained earnings of $192 and an increase in total liabilities of $1,393.

(b) Standards and amendments in issue not yet adopted

At the date of authorization of these unaudited condensed consolidated financial statements, there were no IFRS standards and amendments issued but not yet adopted with an expected material effect on the Partnership’s financial statements.

3. Related Party Transactions

The Partnership has the following balances with related parties, which have been included in the unaudited condensed consolidated statements of financial position:

Amounts due from related parties

	December 31, 2018	September 30, 2019
Due from GasLog Carriers Ltd. (“GasLog Carriers”) (a)	9,259	—
Due from the Cool Pool (b)	5,281	—
Total	14,540	—

Amounts due to related parties

	December 31, 2018	September 30, 2019
Due to GasLog LNG Services (c)	1,969	1,533
Due to GasLog (d)	654	397
Total	2,623	1,930

(a)              As of December 31, 2018, the balance due from GasLog Carriers, the parent company of GAS-twelve Ltd. prior to its acquisition by the Partnership on April 1, 2019, represented mainly net amounts advanced to GasLog Carriers to cover future operating expenses. As of September 30, 2019, the outstanding balance had been fully collected.

(b)             In May 2018, the Partnership, through the GasLog Shanghai, entered the Cool Pool, an LNG carrier pooling arrangement operated by GasLog and Golar LNG Ltd. (“Golar”) (the “Cool Pool”) to market their vessels operating in the LNG shipping spot market. The receivable balance as of December 31, 2018 comprised outstanding pool distributions. On June 23, 2019, the GasLog Shanghai exited the pool following a termination agreement dated June 6, 2019 which GasLog entered into with the Cool Pool and Golar in order to assume commercial control of GasLog’s and GasLog Partners’ vessels operating in the spot market. As of September 30, 2019, the receivable balance from the Cool Pool of $528 was included under Trade and other receivables.

(c)              The balances as of December 31, 2018 and September 30, 2019 represent mainly payments made by the Manager on behalf of the Partnership.

(d)             The balances represent mainly payments made by GasLog on behalf of the Partnership.

Loans due to related parties

The main terms of the revolving credit facility of $30,000 with GasLog (the “Sponsor Credit Facility”) have been disclosed in the annual consolidated financial statements for the year ended December 31, 2018. Refer to Note 6 “Borrowings”.

As of December 31, 2018 and September 30, 2019, the amount outstanding under the Sponsor Credit Facility was nil.

The Partnership had the following transactions with related parties, which have been included in the unaudited condensed consolidated statements of profit or loss for the three and nine months ended September 30, 2018 and 2019:

			For the three months ended		For the nine months ended
Company	Details	Account	September 30, 2018	September 30, 2019	September 30, 2018	September 30, 2019
GasLog	Commercial management fee(i)	General and administrative expenses	1,350	1,350	4,050	4,050
GasLog	Administrative services fee(ii)	General and administrative expenses	2,638	2,278	7,654	6,684
GasLog LNG Services	Management fees(iii)	Vessel operating costs	1,932	1,932	5,796	5,796
GasLog LNG Services	Other vessel operating costs	Vessel operating costs	80	20	84	40
GasLog	Interest expense under Sponsor Credit Facility	Financial costs	—	—	935	—
GasLog	Commitment fee under Sponsor Credit Facility	Financial costs	76	77	227	228
GasLog	Realized gain on interest rate swaps (Note 13)	Gain/(loss) on derivatives	(566)	(406)	(1,110)	(2,334)
GasLog	Realized loss on forward foreign exchange contracts held for trading (Note 13)	Gain/(loss) on derivatives	137	346	137	1,164
Cool Pool	Adjustment for net pool allocation	Net pool allocation	(780)	—	(423)	(1,058)

(i)        Commercial Management Agreements

Upon completion of the IPO on May 12, 2014, GAS-three Ltd., GAS-four Ltd. and GAS-five Ltd. entered into amended commercial management agreements with GasLog (the “Amended Commercial Management Agreements”), pursuant to which GasLog provides certain commercial management services, including chartering services, consultancy services on market issues and invoicing and collection of hire payables, to the Partnership. The annual commercial management fee under the amended agreements is $360 for each vessel payable quarterly in advance in lump sum amounts. In December 2013, GAS-seven Ltd. entered into a commercial management agreement with GasLog for an annual commercial management fee of $540 that was amended to $360 when the vessel was acquired by the Partnership on November 1, 2016. Additionally, in June 2015, GAS-eight Ltd. entered into a commercial management agreement with GasLog for an annual commercial management fee of $360.

The same provisions are included in the commercial management agreements that GAS-eleven Ltd., GAS-twelve Ltd., GAS-thirteen Ltd., GAS-fourteen Ltd., GAS-sixteen Ltd., GAS-seventeen Ltd., GAS-nineteen Ltd., GAS-twenty Ltd., GAS-twenty one Ltd. and GAS-twenty seven Ltd. entered into with GasLog upon the deliveries of the GasLog Greece, the GasLog Glasgow, the GasLog Geneva, the GasLog Gibraltar, the Methane Rita Andrea, the Methane Jane Elizabeth, the Methane Alison Victoria, the Methane Shirley Elisabeth, the Methane Heather Sally and the Methane Becki Anne, respectively, into GasLog’s fleet in March 2016, June 2016, September 2016, October 2016, April 2014, June 2014 and March 2015 (together with the Amended Commercial Management Agreements and the commercial management agreements entered into by GAS-seven Ltd. and GAS-eight Ltd. with GasLog, the “Commercial Management Agreements”).

(ii)      Administrative Services Agreement

Upon completion of the IPO on May 12, 2014, the Partnership entered into an administrative services agreement (the “Administrative Services Agreement”) with GasLog, pursuant to which GasLog will provide certain management and administrative services. The services provided under the Administrative Services Agreement are provided as the Partnership may direct, and include bookkeeping, audit, legal, insurance, administrative, clerical, banking, financial, advisory, client and investor relations services. The Administrative Services Agreement will continue indefinitely until terminated by the Partnership upon 90 days’ notice for any reason in the sole discretion of the Partnership’s board of directors. Until December 31, 2016, GasLog received a service fee of $588 per vessel per year in connection with providing services under this agreement. For the years ended December 31, 2017 and December 31, 2018, the annual service fee was $632 and $812 per vessel per year, respectively. With effect from January 1, 2019, the service fee was amended to $608 per vessel per year.

(iii)    Ship Management Agreements

Upon completion of the IPO on May 12, 2014, GAS-three Ltd., GAS-four Ltd. and GAS-five Ltd. entered into an amended ship management agreement (collectively, the “Amended Ship Management Agreements”) under which the vessel owning subsidiaries pay a management fee of $46 per month to the Manager and reimburse the Manager for all expenses incurred on their behalf. The Amended Ship Management Agreements also provide for superintendent fees of $1 per day payable to the Manager for each day in excess of 25 days per calendar year for which a superintendent performed visits to the vessels, an annual incentive bonus of up to $72 based on key performance indicators predetermined annually and contain clauses for decreased management fees in case of a vessel’s lay-up. The management fees are subject to an annual adjustment, agreed between the parties in good faith, on the basis of general inflation and proof of increases in actual costs incurred by the Manager. Each Amended Ship Management Agreement continues indefinitely until terminated by either party. The same provisions are included in the ship management agreements that GAS-sixteen Ltd., GAS-seventeen Ltd., GAS-nineteen Ltd., GAS-twenty Ltd., GAS-twenty one Ltd. and GAS-twenty seven Ltd. entered into with the Manager upon the deliveries of the Methane Rita Andrea, the Methane Jane Elizabeth, the Methane Alison Victoria, the Methane Shirley Elisabeth, the Methane Heather Sally and the Methane Becki Anne, respectively, into GasLog’s fleet in April 2014, June 2014 and March 2015 (together with the Amended Ship Management Agreements and the ship management agreement that GAS-seven Ltd. entered into with the Manager upon its vessel’s delivery from the shipyard in 2013, the “Ship Management Agreements”). In May 2015, the Ship Management Agreements were further amended to delete the annual incentive bonus and superintendent fees clauses and, in the case of GAS-seven Ltd., to also increase the fixed monthly charge to $46 with effect from April 1, 2015. In April 2016, the Ship Management Agreements were amended to consolidate all ship management related fees into a single fee structure. This single fee structure was already provided for in the ship management agreements that GAS-eleven Ltd., GAS-twelve Ltd., GAS-thirteen Ltd. and GAS-fourteen Ltd. had entered into with GasLog upon the deliveries of the GasLog Greece in March 2016, the GasLog Glasgow in June 2016, the GasLog Geneva in September 2016 and the GasLog Gibraltar in October 2016, respectively (with a fixed monthly charge of $46).

4. Vessels

The movement in vessels is reported in the following table:

Vessels
Cost
As of January 1, 2019	2,859,265
Additions	5,451
Return of capital expenditures	(8,007)
Fully amortized dry-docking component	(2,500)
As of September 30, 2019	2,854,209

Accumulated depreciation
As of January 1, 2019	349,982
Depreciation expense	66,413
Fully amortized dry-docking component	(2,500)
As of September 30, 2019	413,895

Net book value
As of December 31, 2018	2,509,283
As of September 30, 2019	2,440,314

All vessels have been pledged as collateral under the terms of the Partnership’s bank loan agreements.

In April and May 2017, GasLog LNG Services entered into agreements in relation to investments in certain of the Partnership’s and GasLog’s vessels, with the aim of enhancing their operational performance. On March 7, 2019, GasLog LNG Services and one of its suppliers signed an interim agreement regarding the reimbursement of amounts already paid by the Partnership in respect of the aforementioned enhancements, which were not timely delivered. In accordance with the terms of this agreement, $7,465 was reimbursed to the Partnership, with realized foreign exchange losses of $542 recognized in profit or loss (Note 14).

5. Leases

On adoption of IFRS 16, the Partnership recognised lease liabilities in relation to leases of vessel communication equipment which had previously been classified as operating leases under IAS 17 Leases. As of January 1, 2019, these liabilities were measured at the present value of the remaining lease payments, discounted using a weighted average incremental borrowing rate of 4.8%.

The movements in right-of use assets and lease liabilities are reported in the following tables:

Vessel equipment
Right-of-use assets
As of January 1, 2019	1,585
Depreciation expense	(413)
As of September 30, 2019	1,172

Lease liabilities
As of January 1, 2019	1,393
Lease expense (Note 13)	44
Payments	(435)
As of September 30, 2019	1,002
Lease liabilities, current portion	471
Lease liabilities, non-current portion	531
Total	1,002

6. Partners’ Equity

On January 29, 2019, the board of directors of GasLog Partners authorized a unit repurchase programme of up to $25,000 covering the period January 31, 2019 to December 31, 2021. Under the terms of the repurchase programme, GasLog Partners may repurchase common units from time to time, at its discretion, on the open market or in privately negotiated transactions. During the nine months ended September 30, 2019, GasLog Partners repurchased and cancelled 985,259 common units at a weighted average price of $20.31 per common unit, for a total cost of $20,030 including commissions.

On February 26, 2019, the Partnership entered into a Third Amended and Restated Equity Distribution Agreement to further increase the size of the ATM common equity offering programme (“ATM Programme”) from $144,000 to $250,000. As of September 30, 2019, the unutilized portion of the ATM Programme is $126,556.

On April 1, 2019, GasLog Partners issued 49,850 common units in connection with the vesting of 24,925 Restricted Common Units (“RCUs”) and 24,925 Performance Common Units (“PCUs”) under its 2015 Long-Term Incentive Plan (the “2015 Plan”).

On June 24, 2019, the Partnership Agreement was amended to eliminate the IDRs, effective as of June 30, 2019, in exchange for the issuance by the Partnership to GasLog of 2,532,911 common units and 2,490,000 Class B units (of which 415,000 are Class B-1 units, 415,000 are Class B-2 units, 415,000 are Class B-3 units, 415,000 are Class B-4 units, 415,000 are Class B-5 units and 415,000 are Class B-6 units), issued on June 30, 2019. The Class B units have all of the rights and obligations attached to the common units, except for voting rights and participation in distributions until such time as GasLog exercises its right to convert the Class B units to common units. The Class B units will become eligible for conversion on a one-for-one basis into common units at GasLog’s option on July 1, 2020, July 1, 2021, July 1, 2022, July 1, 2023, July 1, 2024 and July 1, 2025 for the Class B-1 units, Class B-2 units, Class B-3 units, Class B-4 units, Class B-5 units and Class B-6 units, respectively (refer also to Note 16).

With respect to the aforementioned transactions during the period, the Partnership also issued 93,804 general partner units to its general partner in order for GasLog to retain its 2.0% general partner interest. The net proceeds from the issuance of the general partner units were $1,996.

The following table illustrates the percentage allocation of the additional available cash from operating surplus after the payment of preference unit distributions, in respect to such rights, until the IDR elimination on June 30, 2019:

	Marginal Percentage Interest in Distributions
	Total Quarterly
	Distribution		General	Holders of
	Target Amount	Unitholders	Partner	IDRs
Minimum Quarterly Distribution	$0.375	98.0%	2.0%	0%
First Target Distribution	$0.375 up to $0.43125	98.0%	2.0%	0%
Second Target Distribution	$0.43125 up to $0.46875	85.0%	2.0%	13.0%
Thereafter	Above $0.46875	75.0%	2.0%	23.0%

Following the IDR elimination, 98% of the available cash is distributed to the common unitholders and 2% is distributed to the general partner. The updated earnings allocation applies to the Partnership’s earnings for the three months ended June 30, 2019 and onwards (Note 16).

7. Borrowings

	December 31, 2018	September 30, 2019
Amounts due within one year	446,144	115,572
Less: unamortized deferred loan issuance costs	(5,755)	(5,322)
Borrowings – current portion	440,389	110,250
Amounts due after one year	939,682	1,275,169
Less: unamortized deferred loan issuance costs	(14,271)	(14,557)
Borrowings – non-current portion	925,411	1,260,612
Total	1,365,800	1,370,862

The main terms of the bank loan facilities and the Sponsor Credit Facility have been disclosed in the annual consolidated financial statements for the year ended December 31, 2018. Refer to Note 6 “Borrowings”.

On February 20, 2019, GAS-three Ltd., GAS-four Ltd., GAS-five Ltd., GAS-sixteen Ltd., GAS-seventeen Ltd., GasLog Partners and GasLog Partners Holdings LLC entered into a loan agreement with Credit Suisse AG, Nordea Bank Abp, filial i Norge and Iyo Bank Ltd., Singapore Branch, each an original lender and Nordea acting as security agent and trustee for and on behalf of the other finance parties mentioned above, for a credit facility for up to $450,000 (the “2019 Partnership Facility”) for the purpose of refinancing in full the existing facility agreement dated November 12, 2014 (the “Existing Partnership Facility”). Subsequently, on the same date, the Development Bank of Japan, Inc. entered the facility as lender via transfer certificate. The vessels covered by the 2019 Partnership Facility are the GasLog Shanghai, the GasLog Santiago, the GasLog Sydney, the Methane Rita Andrea and the Methane Jane Elizabeth.

The agreement provides for an amortizing revolving credit facility which can be repaid and redrawn at any time, subject to the outstanding amount immediately after any drawdown not exceeding (i) 75% of the aggregate of the market values of all vessels under the agreement, or (ii) the total facility amount. The total facility amount reduces in 20 equal quarterly amounts of $7,357, with a final balloon amount of up to $302,860, together with the last quarterly reduction in February 2024. The credit facility bears interest at London Interbank Offered Rate (“LIBOR”) plus a margin.

The obligations under the 2019 Partnership Facility are secured by a first priority mortgage over the vessels, a pledge of the share capital of the respective vessel-owning companies and a first priority assignment of earnings related to the vessels (excluding the GasLog Shanghai), including charter revenue, management revenue and any insurance and requisition compensation. The obligations under the facility are guaranteed by the Partnership and GasLog Partners Holdings LLC.

The 2019 Partnership Facility is subject to specified financial covenants that apply to GasLog Partners on a consolidated basis. These financial covenants include the following:

-                    the aggregate amount of cash and cash equivalents, short-term investments and available undrawn facilities with remaining maturities of at least six months (excluding loans from affiliates) must be at least $45,000;

-                    total indebtedness divided by total assets must be less than 65.0%; and

-                    the Partnership is permitted to declare or pay any dividends or distributions, subject to no event of default having occurred or occurring as a consequence of the payment of such dividends or distributions.

The 2019 Partnership Facility contains customary events of default, including non-payment of principal or interest, breach of covenants or material inaccuracy of representations, default under other material indebtedness and bankruptcy as well as an event of default in the event of the cancellation, rescission, frustration or withdrawal of a charter agreement prior to its scheduled expiration, if certain prepayment and security provisions are not met. In addition, the 2019 Partnership Facility contains covenants requiring us and certain of our subsidiaries to maintain the aggregate of (i) the market value, on a charter exclusive basis, of the mortgaged vessel or vessels and (ii) the market value of any additional security provided to the lenders, at a total value not less than 120.0% of the then-outstanding amount under the facility. If GasLog Partners fails to comply with these covenants and is not able to obtain covenant waivers or modifications, its lenders could require it to make prepayments or provide additional collateral sufficient to bring it into compliance with such covenants, and if it fails to do so its lenders could accelerate our indebtedness.

The 2019 Partnership Facility also imposes certain restrictions relating to the Partnership, including restrictions that limit its ability to make any substantial change in the nature of its business or to the partnership structure without approval from the lenders.

On March 6, 2019, the Partnership drew down $360,000 under the 2019 Partnership Facility, out of which $354,375 was used to prepay the outstanding debt of GAS-three Ltd., GAS-four Ltd., GAS-five Ltd., GAS-sixteen Ltd. and GAS-seventeen Ltd., which would have been due in November 2019. On March 7, 2019, the Existing Partnership Facility was terminated and the respective unamortized loan fees of $988 were written-off to profit or loss. On April 1, 2019, the Partnership drew down an additional $75,000 under the 2019 Partnership Facility.

GAS-twelve Ltd. Facility

Following the acquisition of GAS-twelve Ltd., the Partnership assumed $134,107 of outstanding indebtedness of the acquired entity under a debt financing agreement dated October 16, 2015 with 14 international banks, with Citibank N.A. London Branch and Nordea Bank AB, London Branch acting as agents on behalf of the other financing parties. The financing was backed by the Export Import Bank of Korea (“KEXIM”) and the Korea Trade Insurance Corporation (“K-Sure”), who were either directly lending or providing cover for over 60% of the facility.

The loan agreement with respect to the GasLog Glasgow provided for four tranches of $51,257, $25,615, $24,991 and $61,104. Under the terms of the agreement, each drawing under the first three tranches will be repaid in 24 consecutive semi-annual equal installments commencing six months after drawdown, according to a 12-year profile. Each drawing under the fourth tranche will be repaid in 20 consecutive semi-annual equal installments commencing six months after drawdown according to a 20-year profile, with a balloon payment together with the final installment. On June 24, 2016, $162,967 was drawn down to partially finance the delivery of the GasLog Glasgow. Amounts drawn per tranche bear interest at LIBOR plus a margin.

The obligations under the aforementioned facility are secured by a first priority mortgage over the GasLog Glasgow, a pledge of the share capital of the vessel-owning company and a first priority assignment of earnings related to the GasLog Glasgow, including charter revenue, management revenue and any insurance and requisition compensation. Obligations under the facility are guaranteed by GasLog, with the Partnership and its subsidiary GasLog Partners Holdings LLC guaranteeing up to the value of the commitments relating to the GasLog Glasgow. The facility includes customary restrictive covenants and, among other restrictions, a fair market value covenant pursuant to which an event of default could occur under the facility if the aggregate fair market value of the collateral vessel (without taking into account any charter arrangements) were to fall below 120% of the aggregate outstanding principal balance.

GasLog, as corporate guarantor for the aforementioned facility, is also subject to specified financial covenants on a consolidated basis. The financial covenants include the following:

-                    net working capital (excluding the current portion of long-term debt) must be not less than $0;

-                    total indebtedness divided by total assets must not exceed 75.0%;

-                    the ratio of EBITDA over debt service obligations (including interest and debt repayments) on a trailing 12-month basis must be not less than 110.0%;

-                    the aggregate amount of all unencumbered cash and cash equivalents must be not less than the higher of 3% of total indebtedness or $50,000 after the first drawdown;

-                    GasLog is permitted to pay dividends, provided that it holds unencumbered cash and cash equivalents equal to at least 4.0% of its total indebtedness subject to no event of default having occurred or occurring as a consequence of the payment of such dividends; and

-                    the market value adjusted net worth of GasLog must at all times be not less than $350,000.

GasLog is in compliance with the above financial covenants as of September 30, 2019. Any failure by GasLog to comply with these financial covenants would permit the lenders under this credit facility to exercise remedies as secured creditors which, if such a default was to occur, could include foreclosing on the GasLog Glasgow.

The credit facility also imposes certain restrictions relating to GasLog, including restrictions that limit its ability to make any substantial change in the nature of its business or to engage in transactions that would constitute a change of control, as defined in the relevant credit facility, without repaying all of its indebtedness in full, or to allow its largest shareholders to reduce their shareholding in GasLog below specified thresholds.

GasLog Partners is in compliance with its financial covenants as of September 30, 2019.

8. Other Payables and Accruals

An analysis of other payables and accruals is as follows:

	December 31, 2018	September 30, 2019
Unearned revenue	26,684	—
Accrued legal and professional fees	679	306
Accrued crew costs	2,064	1,746
Accrued off-hire	3,108	1,688
Accrued payable to charterers	610	549
Accrued purchases	10,411	2,024
Accrued interest	14,402	10,764
Accrued board of directors’ fees	198	253
Accrued financing cost	101	130
Accrued cash distributions	277	270
Other payables and accruals	2,137	2,975
Total	60,671	20,705

As of December 31, 2018, the unearned revenue of $26,684 represented monthly charter hires received in advance relating to January 2019. As of September 30, 2019, the balance is nil since the relevant hires were received on or after October 1, 2019.

9. Revenues

The Partnership has recognized the following amounts relating to revenues:

	For the three months ended		For the nine months ended
	September 30, 2018	September 30, 2019	September 30, 2018	September 30, 2019
Revenues from time charters	93,095	96,485	283,000	277,181
Revenues from the Cool Pool	4,110	—	5,626	4,994
Total	97,205	96,485	288,626	282,175

Revenues from the Cool Pool relate only to the pool revenues received from a GasLog Partners vessel operating in the Cool Pool and do not include the Net pool allocation to GasLog Partners of a gain of nil and $1,058 and for the three and nine months ended September 30, 2019, respectively (a gain of $780 and $423 for the three and nine months ended September 30, 2018).

On June 23, 2019, the GasLog Shanghai exited the pool following a termination agreement dated June 6, 2019 that GasLog entered into with the Cool Pool and Golar in order to assume commercial control of GasLog’s and GasLog Partners’ vessels operating in the spot market.

10. General and Administrative Expenses

An analysis of general and administrative expenses is as follows:

	For the three months ended		For the nine months ended
	September 30, 2018	September 30, 2019	September 30, 2018	September 30, 2019
Administrative services fees (Note 3)	2,638	2,278	7,654	6,684
Commercial management fees (Note 3)	1,350	1,350	4,050	4,050
Share-based compensation (Note 17)	268	250	766	759
Other expenses	626	1,039	2,198	2,859
Total	4,882	4,917	14,668	14,352

11. Vessel Operating Costs

An analysis of vessel operating costs is as follows:

	For the three months ended		For the nine months ended
	September 30, 2018	September 30, 2019	September 30, 2018	September 30, 2019
Crew costs	10,015	9,178	29,433	27,451
Technical maintenance expenses	3,725	4,306	12,284	14,003
Other operating expenses	4,857	4,632	15,213	13,841
Total	18,597	18,116	56,930	55,295

12. Derivative Financial Instruments

The fair value of the derivative assets is as follows:

	December 31, 2018	September 30, 2019
Derivative assets carried at fair value through profit or loss (FVTPL)
Interest rate swaps	9,731	696
Total	9,731	696
Derivative financial instruments, current asset	4,615	696
Derivative financial instruments, non-current asset	5,116	—
Total	9,731	696

The fair value of the derivative liabilities is as follows:

	December 31, 2018	September 30, 2019
Derivative liabilities carried at fair value through profit or loss (FVTPL)
Interest rate swaps	4,218	12,078
Forward foreign exchange contracts	578	381
Total	4,796	12,459
Derivative financial instruments, current liability	1,253	2,762
Derivative financial instruments, non-current liability	3,543	9,697
Total	4,796	12,459

Interest rate swap agreements

The Partnership enters into interest rate swap agreements which convert the floating interest rate exposure into a fixed interest rate in order to hedge a portion of the Partnership’s exposure to fluctuations in prevailing market interest rates. Under the interest rate swaps, the counterparty effects quarterly floating-rate payments to the Partnership for the notional amount based on the three-month U.S. dollar LIBOR, and the Partnership effects quarterly payments to the counterparty on the notional amount at the respective fixed rates.

Interest rate swaps held for trading

The principal terms of the interest rate swaps held for trading were as follows:

						Notional Amount
Company	Counterparty	Trade Date	Effective Date	Termination Date	Fixed Interest Rate	December 31, 2018	September 30, 2019
GasLog Partners	GasLog	Nov 2016	Nov 2016	July 2020	1.54%	130,000	130,000
GasLog Partners	GasLog	Nov 2016	Nov 2016	July 2021	1.63%	130,000	130,000
GasLog Partners	GasLog	Nov 2016	Nov 2016	July 2022	1.72%	130,000	130,000
GasLog Partners	GasLog	July 2017	July 2017	June 2022	2.19%	80,000	80,000
GasLog Partners	GasLog	May 2018	May 2018	April 2023	3.15%	80,000	80,000
GasLog Partners	GasLog	Dec 2018	Jan 2019	Jan 2024	3.14%	N/A	75,000
					Total	550,000	625,000

The derivative instruments listed above were not designated as cash flow hedging instruments as of September 30, 2019. The change in the fair value of the interest rate swaps for the three and nine months ended September 30, 2019 amounted to a loss of $2,286 and $16,895, respectively (for the three and nine months ended September 30, 2018, a gain of $1,759 and $9,316, respectively), which was recognized in profit or loss in the period incurred and is included in Gain/(loss) on derivatives. During the three and nine months ended September 30, 2019, the loss of $2,286 and $16,895, respectively (Note 13), was attributable to changes in the LIBOR yield curve, which was used to calculate the present value of the estimated future cash flows, resulting in an increase in net derivative liabilities and a decrease in net derivative assets, respectively, from interest rate swaps held for trading.

Forward foreign exchange contracts

The Partnership uses non-deliverable forward foreign exchange contracts to mitigate foreign exchange transaction exposures in Euros (“EUR”). Under these non-deliverable forward foreign exchange contracts, the counterparties (GasLog and the Partnership) settle the difference between the fixed exchange rate and the prevailing rate on the agreed notional amounts on the respective settlement dates. All forward foreign exchange contracts are considered by management to be part of economic hedge arrangements but have not been formally designated as such.

Forward foreign exchange contracts held for trading

The principal terms of the forward foreign exchange contracts held for trading are as follows:

Company	Counterparty	Trade Date	Settlement Date	Fixed Exchange Rate (USD/EUR)	Notional Amount (in thousands)
GasLog Partners	GasLog	August 2019	Oct 2019	1.1201	€2,000
GasLog Partners	GasLog	August 2019	Nov 2019	1.1214	€2,000
GasLog Partners	GasLog	August 2019	Dec 2019	1.1245	€2,000
GasLog Partners	GasLog	August 2019	Jan 2020	1.1260	€2,000
GasLog Partners	GasLog	August 2019	Feb 2020	1.1285	€2,000
GasLog Partners	GasLog	August 2019	Mar 2020	1.1308	€2,000
GasLog Partners	GasLog	August 2019	Apr 2020	1.1338	€500
GasLog Partners	GasLog	August 2019	May 2020	1.1360	€500
GasLog Partners	GasLog	August 2019	Jun 2020	1.1385	€500
				Total	€13,500

The derivative instruments listed above were not designated as cash flow hedging instruments as of September 30, 2019. The change in the fair value of these contracts for the three and nine months ended September 30, 2019 amounted to a loss of $159 and a gain of $197, respectively (a loss of $106 and $292 for the three and nine months ended September 30, 2018, respectively), which was recognized in profit or loss in the period incurred and is included in Gain/(loss) on derivatives (Note 13).

13. Financial Costs and Gain/(loss) on Derivatives

An analysis of financial costs is as follows:

	For the three months ended		For the nine months ended
	September 30, 2018	September 30, 2019	September 30, 2018	September 30, 2019
Amortization and write-off of deferred loan issuance costs	1,616	1,440	5,872	5,399
Interest expense on loans	16,640	15,812	47,500	49,245
Lease expense	—	13	—	44
Commitment fees	137	145	405	602
Other financial costs including bank commissions	77	124	336	360
Total financial costs	18,470	17,534	54,113	55,650

An analysis of gain/loss on derivatives is as follows:

	For the three months ended		For the nine months ended
	September 30, 2018	September 30, 2019	September 30, 2018	September 30, 2019
Unrealized (gain)/loss on interest rate swaps held for trading (Note 12)	(1,759)	2,286	(9,316)	16,895
Unrealized loss/(gain) on forward foreign exchange contracts held for trading (Note 12)	106	159	292	(197)
Realized gain on interest rate swaps held for trading	(567)	(406)	(1,111)	(2,334)
Realized loss on forward foreign exchange contracts held for trading	138	346	138	1,164
Total (gain)/loss on derivatives	(2,082)	2,385	(9,997)	15,528

14. Cash Flow Reconciliations

The reconciliations of the Partnership’s non-cash investing and financing activities for the nine months ended September 30, 2018 and September 30, 2019 are presented in the following tables:

A reconciliation of borrowings arising from financing activities is as follows:

	Opening balance	Cash flows	Non-cash items	Total
Borrowings outstanding as of January 1, 2018	1,541,836	—	—	1,541,836
Borrowings repayments	—	(160,017)	—	(160,017)
Additions in deferred loan fees	—	(79)	—	(79)
Amortization and write-off of deferred loan issuance costs (Note 13)	—	—	5,872	5,872
Borrowings outstanding as of September 30, 2018	1,541,836	(160,096)	5,872	1,387,612

	Opening balance	Cash flows	Non-cash items	Deferred financing costs, assets	Total
Borrowings outstanding as of January 1, 2019	1,365,800	—	—	—	1,365,800
Borrowings drawdowns	—	435,000	—	—	435,000
Borrowings repayments	—	(430,085)	—	—	(430,085)
Additions in deferred loan fees	—	(5,185)	(17)	(50)	(5,252)
Amortization and write-off of deferred loan issuance costs (Note 13)	—	—	5,399	—	5,399
Borrowings outstanding as of September 30, 2019	1,365,800	(270)	5,382	(50)	1,370,862

A reconciliation of derivatives arising from financing activities is as follows:

	Opening balance	Non-cash items	Total
Net derivative assets as of January 1, 2018	6,346	—	6,346
Unrealized gain on interest rate swaps held for trading (Note 13)	—	9,316	9,316
Unrealized loss on forward foreign exchange contracts held for trading (Note 13)	—	(292)	(292)
Net derivative assets as of September 30, 2018	6,346	9,024	15,370

	Opening balance	Non-cash items	Total
Net derivative assets as of January 1, 2019	4,935	—	4,935
Unrealized loss on interest rate swaps held for trading (Note 13)	—	(16,895)	(16,895)
Unrealized gain on forward foreign exchange contracts held for trading (Note 13)	—	197	197
Net derivative liabilities as of September 30, 2019	4,935	(16,698)	(11,763)

A reconciliation of vessels arising from investing activities is as follows:

	Opening balance	Cash flows	Non-cash items	Total
Vessels as of January 1, 2018	2,563,122	—	—	2,563,122
Additions	—	17,725	12,585	30,310
Depreciation expense	—	—	(65,458)	(65,458)
Vessels as of September 30, 2018	2,563,122	17,725	(52,873)	2,527,974

	Opening balance	Cash flows	Non-cash items	Total
Vessels as of January 1, 2019	2,509,283	—	—	2,509,283
Additions (Note 4)	—	8,637	(3,186)	5,451
Return of capital expenditures (Note 4)	—	(7,465)	(542)	(8,007)
Depreciation expense (Note 4)	—	—	(66,413)	(66,413)
Vessels as of September 30, 2019	2,509,283	1,172	(70,141)	2,440,314

A reconciliation of lease liabilities arising from financing activities is as follows:

	Opening balance	Cash flows	Non-cash items	Total
Lease liabilities as of January 1, 2019	1,393	—	—	1,393
Lease expense (Note 5)	—	—	44	44
Payments for interest	—	(46)	—	(46)
Payments for lease liabilities	—	(403)	14	(389)
Lease liabilities as of September 30, 2019	1,393	(449)	58	1,002

A reconciliation of equity offerings arising from financing activities is as follows:

	Cash flows	Non-cash items	Total
Proceeds from public offerings and issuances of common and general partner units (net of underwriting discounts and commissions)	56,381	—	56,381
Proceeds from public offering of preference units (net of underwriting discounts and commissions)	111,544	—	111,544
Equity offering costs	(929)	198	(731)
Net proceeds from equity offerings in the nine months ended September 30, 2018	166,996	198	167,194

	Cash flows	Non-cash items	Total
Equity related costs	(1,584)	1,049	(535)
Proceeds from issuances of general partner units	1,996	—	1,996
Net proceeds from equity offerings in the nine months ended September 30, 2019	412	1,049	1,461

15. Cash Distributions

On January 29, 2019, the board of directors of the Partnership approved and declared a quarterly cash distribution, with respect to the quarter ended December 31, 2018, of $0.55 per common unit. The cash distribution of $26,929 was paid on February 13, 2019 to all unitholders of record as of February 8, 2019.

On February 22, 2019, the board of directors of the Partnership approved and declared a distribution on the Series A Preference Units of $0.5390625 per preference unit, a distribution on the Series B Preference Units of $0.5125 per preference unit and a distribution on the Series C Preference Units of $0.7083 per preference unit. The aggregate cash distributions of $8,290 were paid on March 15, 2019 to all unitholders of record as of March 8, 2019.

On April 24, 2019, the board of directors of the Partnership approved and declared a quarterly cash distribution, with respect to the quarter ended March 31, 2019, of $0.55 per common unit. The cash distribution of $26,911 was paid on May 10, 2019 to all unitholders of record as of May 6, 2019.

On May 10, 2019, the board of directors of the Partnership approved and declared a distribution on the Series A Preference Units of $0.5390625 per preference unit, a distribution on the Series B Preference Units of $0.5125 per preference unit and a distribution on the Series C Preference Units of $0.53125 per preference unit. The aggregate cash distributions of $7,582 were paid on June 17, 2019 to all unitholders of record as of June 10, 2019.

On July 24, 2019, the board of directors of the Partnership approved and declared a quarterly cash distribution, with respect to the quarter ended June 30, 2019, of $0.55 per common unit. The cash distribution of $26,640 was paid on August 9, 2019 to all unitholders of record as of August 5, 2019.

On July 24, 2019, the board of directors of the Partnership approved and declared a distribution on the Series A Preference Units of $0.5390625 per preference unit, a distribution on the Series B Preference Units of $0.5125 per preference unit and a distribution on the Series C Preference Units of $0.53125 per preference unit. The aggregate cash distributions of $7,582 were paid on September 16, 2019 to all unitholders of record as of September 9, 2019.

16. Earnings per Unit (“EPU”)

The Partnership calculates earnings per unit by allocating reported profit for each period to each class of units based on the distribution policy for available cash stated in the Partnership Agreement.

Basic earnings per unit is determined by dividing profit for the period, after deducting preference unit distributions, by the weighted average number of units outstanding during the period. Diluted earnings per unit is calculated by dividing the profit of the period attributable to common unitholders by the weighted average number of potential ordinary common units assumed to have been converted into common units, unless such potential ordinary common units have an antidilutive effect.

Earnings per unit is presented for the period in which the units were outstanding, with earnings calculated as follows:

	For the three months ended		For the nine months ended
	September 30, 2018	September 30, 2019	September 30, 2018	September 30, 2019
Profit for the period	33,028	29,434	102,986	71,593
Less:
Profit attributable to GasLog’s operations*	(5,758)	—	(20,813)	(2,650)
Partnership’s profit	27,270	29,434	82,173	68,943
Adjustment for:
Paid and accrued preference unit distributions	(5,457)	(7,582)	(15,952)	(22,746)
Partnership’s profit attributable to:	21,813	21,852	66,221	46,197
Common unitholders	21,127	21,388	62,279	45,246
General partner	436	464	1,324	951
Incentive distribution rights**	250	N/A	2,618	—
Weighted average number of units outstanding (basic)
Common units	42,968,737	47,325,212	42,118,574	46,031,861
General partner units	876,958	1,021,336	859,520	960,095
Earnings per unit (basic)
Common unitholders	0.49	0.45	1.48	0.98
General partner	0.50	0.45	1.54	0.99
Weighted average number of units outstanding (diluted)
Common units***	43,035,573	49,871,320	42,198,860	46,940,668
General partner units	876,958	1,021,336	859,520	960,095
Earnings per unit (diluted)
Common unitholders	0.49	0.43	1.48	0.96
General partner	0.50	0.45	1.54	0.99

* Includes the aggregate profit of GAS-fourteen Ltd., GAS-twenty seven Ltd. and GAS-twelve Ltd. for the period prior to their transfers to the Partnership on April 26, 2018, November 14, 2018 and April 1, 2019, respectively. While such amounts are reflected in the Partnership’s financial statements because the transfers to the Partnership were accounted for as reorganizations of entities under common control (Note 1), the aforementioned entities were not owned by the Partnership prior to their transfers to the Partnership on the respective dates and accordingly the Partnership was not entitled to the cash or results generated in the periods prior to such transfers.

** The IDRs were eliminated on June 30, 2019 (Note 6). Until their elimination, they represented the right to receive an increasing percentage of quarterly distributions of available cash from operating surplus after the minimum quarterly distribution and the target distribution levels have been achieved. GasLog held the incentive distribution rights following completion of the Partnership’s IPO. Based on the nature of such right, earnings attributable to IDRs could not be allocated on a per unit basis.

***Includes unvested awards (Note 17) and Class B units. The 2,490,000 Class B units were issued on June 30, 2019 and are included in the weighted average number of units outstanding for the calculation of diluted EPU from July 1, 2019 and onwards. They will become eligible for conversion on a one-for-one basis into common units at GasLog’s option in six tranches of 415,000 units per annum on July 1 of 2020, 2021, 2022, 2023, 2024 and 2025; as a result, they do not have an impact on the calculation of basic EPU until conversion.

17. Share-based Compensation

The terms of the 2015 Long-Term Incentive Plan (the “2015 Plan”) and the assumptions for the valuation of Restricted Common Units (“RCUs”) and Performance Common Units (“PCUs”) have been disclosed in Note 20 “Share-Based Compensation” in the annual audited consolidated financial statements for the year ended December 31, 2018.

On April 1, 2019, the Partnership granted to its executives 13,408 RCUs and 13,408 PCUs in accordance with its 2015 Plan. The RCUs and PCUs will vest on April 1, 2022. The holders are entitled to cash distributions that will be accrued and settled on vesting.

			Fair value at
Awards	Number	Grant date	grant date
RCUs	13,408	April 1, 2019	$22.99
PCUs	13,408	April 1, 2019	$22.99

In accordance with the terms of the 2015 Plan, the awards will be settled in cash or in common units at the sole discretion of the board of directors or such committee as may be designated by the board to administer the 2015 Plan. These awards have been treated as equity settled because the Partnership has no present obligation to settle them in cash.

Fair value

The fair value of the RCUs and PCUs in accordance with the Plan was determined by using the grant date closing price of $22.99 per common unit and was not further adjusted since the holders are entitled to cash distributions.

Movement in RCUs and PCUs during the period

The summary of RCUs and PCUs is presented below:

		Weighted
	Number of	average	Aggregate
	awards	contractual life	fair value
RCUs
Outstanding as of January 1, 2019	75,084	1.25	1,595
Granted during the period	13,408	—	308
Vested during the period	(24,925)	—	(410)
Outstanding as of September 30, 2019	63,567	1.32	1,493
PCUs
Outstanding as of January 1, 2019	75,084	1.25	1,595
Granted during the period	13,408	—	308
Vested during the period	(24,925)	—	(410)
Outstanding as of September 30, 2019	63,567	1.32	1,493

On April 2, 2019, 24,925 RCUs and 24,925 PCUs vested under the Partnership’s 2015 Plan. The total expense recognized in respect of equity-settled employee benefits for the three and nine months ended September 30, 2019 was $250 and $759, respectively (for the three and nine months ended September 30, 2018: $268 and $766, respectively). The total accrued cash distribution as of September 30, 2019 is $458 (December 31, 2018: $542).

18. Commitments and Contingencies

Future gross minimum lease payments receivable in relation to non-cancellable time charter agreements for vessels in operation as of September 30, 2019 are as follows (30 off-hire days are assumed when each vessel will undergo scheduled dry-docking; in addition, early redelivery of the vessels by the charterers or any exercise of the charterers’ options to extend the terms of the charters are not accounted for):

Period	September 30, 2019
Not later than one year	$244,464
Later than one year and not later than two years	$169,749
Later than two years and not later than three years	$126,990
Later than three years and not later than four years	$121,401
Later than four years and not later than five years	$64,041
More than five years	$77,425
Total	$804,070

Following the acquisition of (i) the Methane Rita Andrea and the Methane Jane Elizabeth and (ii) the Methane Alison Victoria, the Methane Shirley Elisabeth and the Methane Heather Sally, the Partnership, through its subsidiaries (i) GAS-sixteen Ltd. and GAS-seventeen Ltd. and (ii) GAS-nineteen Ltd., GAS-twenty Ltd. and GAS-twenty one Ltd., respectively, is counter guarantor for the acquisition from BG Group plc of 83.3% of depot spares with an aggregate value of $6,000, of which $660 have been purchased and paid as of September 30, 2019 by GasLog. These spares should be acquired before March 31, 2020.

In September 2017 and July 2018, GasLog LNG Services entered into maintenance agreements with Wartsila Greece S.A. in respect of eight of the Partnership’s LNG carriers. The agreements ensure dynamic maintenance planning, technical support, security of spare parts supply, specialist technical personnel and performance monitoring.

In March 2019, GasLog LNG Services entered into an agreement with Samsung Heavy Industries Co., Ltd. (“Samsung”) in respect of eleven of the Partnership’s LNG carriers. The agreement covers the supply of ballast water management systems on board the vessels by Samsung and associated field, commissioning and engineering services for a firm period of six years.

Various claims, suits and complaints, including those involving government regulations, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, environmental claims, agents and insurers and from claims with suppliers relating to the operations of the Partnership’s vessels. Currently, management is not aware of any such claims or contingent liabilities requiring disclosure in the consolidated financial statements.

19. Subsequent Events

On October 29, 2019, the board of directors of GasLog Partners approved and declared a quarterly cash distribution of $0.55 per common unit for the quarter ended September 30, 2019. The cash distribution is payable on November 13, 2019 to all unitholders of record as of November 8, 2019. The aggregate amount of the declared distribution will be $26,437 based on the number of units issued and outstanding as of September 30, 2019.

APPENDIX A

Supplemental Non-GAAP Partnership Performance Information and Reconciliation Tables

Our IFRS Common Control Reported Results are derived from the consolidated financial statements of the Partnership. The non-GAAP Partnership Performance Results presented below exclude amounts related to GAS-fourteen Ltd., the owner of the GasLog Gibraltar, GAS-twenty seven Ltd., the owner of the Methane Becki Anne, and GAS-twelve Ltd., the owner of the GasLog Glasgow, for the periods prior to their transfers to the Partnership on April 26, 2018, November 14, 2018 and April 1, 2019, respectively. While such amounts are reflected in the Partnership’s unaudited condensed consolidated financial statements because the transfers to the Partnership were accounted for as reorganizations of entities under common control under IFRS, the aforementioned entities were not owned by the Partnership prior to their respective transfers to the Partnership on April 26, 2018, November 14, 2018, and April 1, 2019, respectively, and, accordingly, the Partnership was not entitled to the cash or results generated in the periods prior to such transfers. The Partnership believes these measures provide meaningful supplemental information to both management and investors regarding the financial and operating performance of the Partnership which is necessary to understand the underlying basis for the calculations of the quarterly distribution and the earnings per unit, which similarly exclude the results of vessels acquired prior to their transfers to the Partnership.

Amounts reflected in the Partnership’s unaudited condensed consolidated financial statements for the three months ended September 30, 2019 are fully attributable to the Partnership. The Partnership Performance Results reported in the third quarter of 2019 are the same as the IFRS Common Control Reported Results for the respective period since the acquisition of the GasLog Glasgow from GasLog was completed on April 1, 2019.

These non-GAAP financial measures should not be viewed in isolation or as substitutes to the equivalent GAAP measures presented in accordance with IFRS, but should be used in conjunction with the most directly comparable IFRS Common Control Reported Results.

	Partnership Performance Results
(All amounts expressed in thousands of U.S. dollars)	For the three months ended		For the nine months ended
	September 30, 2018	September 30, 2019	September 30, 2018	September 30, 2019
Revenues	81,887	96,485	233,857	274,615
Net pool allocation	780	—	423	1,058
Voyage expenses and commissions	(3,359)	(1,673)	(5,925)	(5,452)
Vessel operating costs	(15,765)	(18,116)	(46,466)	(53,782)
Depreciation	(18,710)	(22,819)	(53,470)	(65,336)
General and administrative expenses	(4,693)	(4,917)	(13,949)	(14,256)
Profit from operations	40,140	48,960	114,470	136,847
Financial costs	(15,533)	(17,534)	(43,973)	(53,920)
Financial income	581	393	1,679	1,544
Gain/(loss) on derivatives	2,082	(2,385)	9,997	(15,528)
Total other expenses, net	(12,870)	(19,526)	(32,297)	(67,904)
Partnership’s profit for the period	27,270	29,434	82,173	68,943

Reconciliation of IFRS Common Control Reported Results in our Financial Statements to Partnership Performance Results:

	For the three months ended September 30, 2018
(All amounts expressed in thousands of U.S. dollars)	Results attributable to GasLog	Partnership Performance Results	IFRS Common Control Reported Results
Revenues	15,318	81,887	97,205
Net pool allocation	—	780	780
Voyage expenses and commissions	(191)	(3,359)	(3,550)
Vessel operating costs	(2,832)	(15,765)	(18,597)
Depreciation	(3,423)	(18,710)	(22,133)
General and administrative expenses	(189)	(4,693)	(4,882)
Profit from operations	8,683	40,140	48,823
Financial costs	(2,937)	(15,533)	(18,470)
Financial income	12	581	593
Gain on derivatives	—	2,082	2,082
Total other expenses, net	(2,925)	(12,870)	(15,795)
Profit for the period	5,758	27,270	33,028

A-1

	For the three months ended September 30, 2019
(All amounts expressed in thousands of U.S. dollars)	Results attributable to GasLog	Partnership Performance Results	IFRS Common Control Reported Results
Revenues	—	96,485	96,485
Voyage expenses and commissions	—	(1,673)	(1,673)
Vessel operating costs	—	(18,116)	(18,116)
Depreciation	—	(22,819)	(22,819)
General and administrative expenses	—	(4,917)	(4,917)
Profit from operations	—	48,960	48,960
Financial costs	—	(17,534)	(17,534)
Financial income	—	393	393
Loss on derivatives	—	(2,385)	(2,385)
Total other expenses, net	—	(19,526)	(19,526)
Profit for the period	—	29,434	29,434

	For the nine months ended September 30, 2018
(All amounts expressed in thousands of U.S. dollars)	Results attributable to GasLog	Partnership Performance Results	IFRS Common Control Reported Results
Revenues	54,769	233,857	288,626
Net pool allocation	—	423	423
Voyage expenses and commissions	(684)	(5,925)	(6,609)
Vessel operating costs	(10,464)	(46,466)	(56,930)
Depreciation	(11,988)	(53,470)	(65,458)
General and administrative expenses	(719)	(13,949)	(14,668)
Profit from operations	30,914	114,470	145,384
Financial costs	(10,140)	(43,973)	(54,113)
Financial income	39	1,679	1,718
Gain on derivatives	—	9,997	9,997
Total other expenses, net	(10,101)	(32,297)	(42,398)
Profit for the period	20,813	82,173	102,986

	For the nine months ended September 30, 2019
(All amounts expressed in thousands of U.S. dollars)	Results attributable to GasLog	Partnership Performance Results	IFRS Common Control Reported Results
Revenues	7,560	274,615	282,175
Net pool allocation	—	1,058	1,058
Voyage expenses and commissions	(95)	(5,452)	(5,547)
Vessel operating costs	(1,513)	(53,782)	(55,295)
Depreciation	(1,490)	(65,336)	(66,826)
General and administrative expenses	(96)	(14,256)	(14,352)
Profit from operations	4,366	136,847	141,213
Financial costs	(1,730)	(53,920)	(55,650)
Financial income	14	1,544	1,558
Loss on derivatives	—	(15,528)	(15,528)
Total other expenses, net	(1,716)	(67,904)	(69,620)
Profit for the period	2,650	68,943	71,593

A-2